Follow-Up Materials

06012958

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sao Paulo Alpargatas S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 02 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03698 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 5/2/06

(Convenience Translation into English from the Original Previously Issued in Portuguese)

São Paulo Alpargatas S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors' Report

AR/S
12-31-05

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
São Paulo Alpargatas S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of São Paulo Alpargatas S.A. and subsidiaries as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of São Paulo Alpargatas S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial position for the years then ended in conformity with Brazilian accounting practices.

4. The supplemental information, included in the statements of cash flows (according to Note 23 - Company and consolidated with Santista) for the years ended December 31, 2005 and 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 17, 2006

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	2005	2004	2005	2004
CURRENT ASSETS				
Cash and banks	14,601	3,651	17,705	7,545
Temporary cash investments	279,764	179,413	281,806	182,101
Trade accounts receivable	198,623	199,913	244,870	257,223
Allowance for doubtful accounts	(11,832)	(12,572)	(13,594)	(15,287)
Inventories	68,912	66,104	129,348	130,786
Deferred income and social contribution taxes	14,435	8,842	14,435	8,842
Other receivables	9,194	20,229	25,318	27,141
Recoverable taxes	2,565	4,314	19,223	20,015
Interest on capital and dividends receivable	1,028	3,819	-	-
Prepaid expenses	2,640	29,361	4,655	31,085
	579,930	503,074	723,766	649,451
LONG-TERM ASSETS				
Assets held for sale	13,445	15,238	14,227	17,574
Recoverable taxes	6,351	10,372	6,426	10,421
Escrow deposits	36,730	28,100	38,167	29,627
Other receivables	5,453	5,202	6,590	6,433
Deferred income and social contribution taxes	50,572	46,059	64,528	55,202
	112,551	104,971	129,938	119,257
PERMANENT ASSETS				
Investments:				
Subsidiaries	258,505	217,741	-	-
Negative goodwill - subsidiary	(4,809)	(4,809)	-	-
Other investments	195	195	196	196
Property, plant and equipment	110,182	98,810	271,716	261,923
Deferred charges	12,668	12,240	12,742	12,256
	376,741	324,177	284,654	274,375
TOTAL ASSETS	1,069,222	932,222	1,138,358	1,043,083

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004	2005	2004
CURRENT LIABILITIES				
Trade accounts payable	39,731	50,697	51,358	55,517
Loans and financing	16,439	12,064	45,010	64,578
Payroll and related charges	37,352	30,445	45,357	42,184
Reserve for contingencies	12,596	4,796	19,285	8,181
Interest on capital and dividends payable	2,780	22,688	2,914	22,504
Taxes payable	9,524	5,714	20,356	18,083
Provision for income and social contribution taxes	6,163	3,866	16,120	12,133
Other payables	25,586	15,000	30,393	22,898
	150,171	145,270	230,793	246,078
LONG-TERM LIABILITIES				
Related parties	68,681	38,573	2,575	7,016
Loans and financing	35,179	51,059	76,308	78,020
Provision for income and social contribution taxes	54,723	49,891	61,250	55,700
Reserve for contingencies	24,456	19,384	26,778	20,595
Provision for taxes	74,656	66,690	74,656	66,690
Other payables	6,038	6,672	6,038	7,185
	263,733	232,269	247,605	235,206
DEFERRED INCOME	-	-	4,809	7,506
MINORITY INTEREST	-	-	5	5
SHAREHOLDERS' EQUITY				
Capital	343,598	293,615	343,598	293,615
Capital reserve	8,527	11,215	8,527	12,712
Treasury shares	(13,994)	(7,165)	(13,994)	(7,165)
Profit reserves	317,187	257,018	317,015	255,126
	655,318	554,683	655,146	554,288
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,069,222	932,222	1,138,358	1,043,083
Book value per thousand shares - R$	3.52	2.98		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$, except earnings per share)

	Company		Consolidated	
	2005	2004	2005	2004
GROSS SALES				
Sales of products	1,335,450	1,103,380	1,701,673	1,507,030
Sales taxes	(274,368)	(225,260)	(344,676)	(296,229)
NET SALES	1,061,082	878,120	1,356,997	1,210,801
COST OF SALES	(584,809)	(515,678)	(819,427)	(776,496)
GROSS PROFIT	476,273	362,442	537,570	434,305
OPERATING (EXPENSES) INCOME				
Selling	(270,790)	(238,248)	(296,015)	(266,027)
General and administrative	(57,457)	(51,258)	(71,187)	(62,980)
Management fees	(3,223)	(3,117)	(3,223)	(4,849)
Equity in subsidiaries	43,046	17,936	-	-
Other operating expenses, net	(4,809)	(6,355)	(5,405)	(7,396)
	(293,233)	(281,042)	(375,830)	(341,252)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	183,040	81,400	161,740	93,053
Financial income	41,100	26,286	43,542	30,129
Financial expenses	(24,706)	(21,584)	(33,875)	(34,179)
Exchange variation, net	6,039	890	6,405	(1,265)
INCOME FROM OPERATIONS	205,473	86,992	177,812	87,738
Nonoperating income (expenses), net	(5,776)	20,879	28,532	25,266
INCOME BEFORE TAXES ON INCOME	199,697	107,871	206,344	113,004
Income and social contribution taxes	(34,675)	(12,321)	(41,100)	(19,183)
NET INCOME	165,022	95,550	165,244	93,821
EARNINGS PER THOUSAND SHARES OUTSTANDING AT YEAREND - R$	9.02	5.13		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

				Profit reserves			
	Capital	Capital reserve	Treasury shares	Legal	For investments	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2003	273,510	9,450	(7,082)	15,447	202,113	-	493,438
Capital increase	20,105	-	-	-	(20,105)	-	-
Sale of treasury shares	-	25	30	-	-	-	55
Income tax incentive	-	1,740	-	-	-	-	1,740
Acquisition of treasury shares	-	-	(113)	-	-	-	(113)
Net income	-	-	-	-	-	95,550	95,550
Allocation of net income:							
Recognition of reserves:							
Legal	-	-	-	4,778	-	(4,778)	-
Reserve for investments	-	-	-	-	54,785	(54,785)	-
Proposed dividends and interest on capital	-	-	-	-	-	(35,987)	(35,987)
BALANCES AS OF DECEMBER 31, 2004	293,615	11,215	(7,165)	20,225	236,793	-	554,683
Capital increase	49,983	-	-	-	(49,983)	-	-
Acquisition of treasury shares	-	-	(16,165)	-	-	-	(16,165)
Cancellation of treasury shares	-	(9,063)	9,063	-	-	-	-
Income tax incentive	-	6,355	-	-	-	-	6,355
Net income	-	-	-	-	-	165,022	165,022
Allocation of net income:							
Recognition of reserves:							
Legal	-	-	-	8,251	-	(8,251)	-
Reserve for investments	-	-	-	-	101,901	(101,901)	-
Sale of treasury shares	-	20	273	-	-	-	293
Proposed dividends and interest on capital	-	-	-	-	-	(54,870)	(54,870)
BALANCES AS OF DECEMBER 31, 2005	343,598	8,527	(13,994)	28,476	288,711	-	655,318

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2005	2004	2005	2004
SOURCES OF FUNDS				
From operations:				
Net income	165,022	95,550	165,244	93,821
Items not affecting working capital:				
Depreciation and amortization	27,692	27,044	48,149	48,436
Net book value of permanent assets written off	1,031	1,968	1,852	4,448
Net book value of long-term assets written-off	1,839	1,127	1,904	1,127
Allowance for losses on property, plant and equipment/deferred charges	8,954	-	8,770	-
Equity in subsidiaries	(43,046)	(17,936)	-	-
Proceeds from sale of investments	-	(23,786)	-	(23,786)
Exchange variation on permanent investment	-	-	4,339	2,850
Interest and monetary and exchange variations on loans, long-term taxes and escrow deposits	4,888	4,560	2,321	5,204
Deferred income and social contribution taxes	(4,513)	2,303	(8,607)	4,958
Amortization of deferred income	-	-	(2,697)	-
Reserve for contingencies	5,072	876	6,183	1,066
Adjusted net income	166,939	91,706	227,458	138,124
Dividends and interest on capital received/receivable	2,282	5,327	-	-
Total	169,221	97,033	227,458	138,124
From shareholders-				
Sales of treasury shares	293	55	293	55
From third-parties:				
Increase in long-term liabilities	34,269	34,310	18,418	41,899
Decrease in long-term assets	-	1,478	-	-
Income tax incentive	6,355	1,740	6,355	3,227
Redemption of shares in affiliate	-	33,500	-	33,500
Deferred income	-	-	-	2,697
Total sources	210,138	168,116	252,524	219,502
USES OF FUNDS				
Increase in long-term assets	2,397	-	450	373
Purchase of treasury shares	16,165	113	16,165	113
Transfer from long-term to current liabilities	15,274	11,560	20,227	37,120
Working capital for investment acquisitions	-	-	-	14,243
Interest on capital and dividends paid/payable	54,870	35,987	54,960	36,105
Investments acquisitions	-	1,132	-	-
Acquisitions of property, plant and equipment and deferred charges	49,477	24,349	71,122	46,906
Total uses	138,183	73,141	162,924	134,860
INCREASE IN WORKING CAPITAL	71,955	94,975	89,600	84,642
REPRESENTED BY				
Current assets:				
At end of year	579,930	503,074	723,766	649,451
At beginning of year	503,074	387,224	649,451	540,355
	76,856	115,850	74,315	109,096
Current liabilities:				
At end of year	150,171	145,270	230,793	246,078
At beginning of year	145,270	124,395	246,078	221,624
	4,901	20,875	(15,285)	24,454
INCREASE IN WORKING CAPITAL	71,955	94,975	89,600	84,642

The accompanying notes are an integral part of these financial statements.

1. OPERATIONS

São Paulo Alpargatas S.A. (the "Company") is engaged in the manufacture and sale of:

- Footwear and respective components.
- Clothing, textile goods and respective components.
- Leather, resin and natural or synthetic rubber goods.
- Sportswear and sporting goods.
- Cotton processing, spinning, weaving and fabric finishing.

These activities are performed by geographically distributed plants. The Company has tax incentives granted by the State governments where most if its plants are located.

State tax incentives are scheduled to expire between 2008 and 2020. In 2005, the approximate amount of R$70 million (R$36 million in 2004) was recorded under the caption "Other operating expenses", in the statement of income.

The Company and its subsidiaries also have Federal tax incentives for operating profit in the Northeast Region and incentives under renewal in the Manaus Free Trade Zone. The related tax benefit is recognized in shareholders' equity as capital reserve.

As mentioned in Note 4, the Company has a plan for expanding, modernizing and optimizing its production units. The estimated investment is approximately R$95,000, and is scheduled to be completed in 2007.

The Company also holds shareholding control of certain companies, the principal of which and respective operating activities are:

- Amapoly Indústria e Comércio Ltda. (direct 100% interest) - Production of PVC and polyester laminates for use in the manufacture of tarpaulins, backlights, frontlights, banners and awnings, and polyethylene laminates used in the manufacture of covers for agribusiness, home and leisure. Its plant is located in the city of Manaus, State of Amazonas.

- Santista Têxtil S.A. (total interest of 30.67% and 50% interest in the voting capital) - Operates in the cotton processing, spinning, weaving and fabric finishing areas, and in the sale, import and export of these products and their raw materials, as well as the clothing and related products business.

2. PRESENTATION OF FINANCIAL STATEMENTS

The accompanying financial statements have been prepared and are presented in accordance with Brazilian accounting practices, and Brazilian Securities Commission (CVM) standards and instructions.

The preparation of financial statements requires management to make estimates that affect the reported amounts of certain assets, liabilities and other transactions. Therefore, the Company's financial statements include estimates related to the useful lives of property, plant and equipment, provisions for contingent liabilities and income tax, and other. Actual results could differ from those estimates.

Certain reclassifications have been made to the financial statements for the year ended December 31, 2004 to conform with the classifications for 2005.

3. SIGNIFICANT ACCOUNTING PRACTICES

Results of operations are determined on the accrual basis of accounting. Sales revenues and the corresponding costs are recorded upon the delivery of products.

a) Assets and liabilities

Interest, charges and monetary variations on current and long-term assets and liabilities are recorded on a daily "pro rata" basis.

b) Temporary cash investments

Stated at cost, plus income earned through the balance sheet dates, less, if applicable, a provision for adjustment to fair value.

c) Allowance for doubtful accounts

Recorded based on an individual analysis of receivables, analysis of the economic context and prior years' experience, in an amount considered sufficient to cover probable losses on trade accounts receivable.

d) Inventories

Raw materials, packaging and goods for resale are stated at average cost of acquisition. Finished products and work in process are stated at average cost of production, and adjusted, if necessary, to market value. A provision for loss on realization of inventories is recognized in an amount considered sufficient to cover possible losses on realization or obsolescence.

e) Assets held for sale

Represented by land and buildings that are not expected to be used in the Company's operations and therefore are held for sale. These assets are stated at cost and, when necessary, adjusted to the estimated realizable market value.

f) Investments

Investments in subsidiaries are accounted for under the equity method based on the balance sheet of the subsidiaries as of the same date as the Company's financial statements.

g) Negative goodwill on acquisition of investments

Stated, in Company, as a reduction of the related investment and will be realized upon the sale or settlement of the investment. In consolidated, stated in liabilities as deferred income.

h) Property, plant and equipment

Stated at acquisition or construction cost plus monetary restatement through December 31, 1995, less accumulated depreciation calculated under the straight-line method at the rates described in Note 10 and less a provision for loss in an amount considered sufficient to cover probable losses, based on an analysis of assets not in use.

i) Loans and financing

Monetarily restated according to the terms of the agreements, plus interest accrued through the balance sheet dates. Exchange variation is fully recorded in income.

j) Income and social contribution taxes

Calculated on net income, adjusted by additions and deductions according to prevailing tax legislation.

Income tax is calculated at the rate of 15%, plus a 10% surtax on annual taxable income exceeding R$240, and social contribution tax is calculated at the rate of 9%.

Deferred income and social contribution taxes are calculated at the rates of 25% and 9%, respectively, on prior years' tax loss carryforwards. The tax benefit on temporary differences is calculated at the rate of 34%.

k) Reserve for contingencies

Recognized according to the risk assessment made by management, supported by its legal counsel.

l) Interest on capital

For corporate purposes, interest on capital is stated as an allocation of income directly in shareholders' equity. For tax purposes, it is considered financial expenses, reducing the income and social contribution tax basis.

m) Earnings per share

Recorded based on the number of shares, except for treasury shares, at the balance sheet dates.

n) Consolidation criteria

The criteria adopted are set forth in Law No. 6,404/76 and CVM standards, among which are:

- Consolidation of all subsidiaries (Note 9).
- Elimination of intercompany balances.
- Elimination of revenues and expenses arising from transactions between the Company and subsidiaries and the respective unrealized profit with third parties.
- Elimination of the Company's investment balance proportionally to the subsidiaries' shareholders' equity.
- Recording of minority interest in shareholders' equity and income of subsidiaries.

The financial statements of the foreign subsidiary have been translated into Brazilian reais based on the foreign currency's exchange rate prevailing on the balance sheet dates.

The financial statements of the jointly-owned subsidiary Santista Têxtil S.A. are consolidated proportionally to the Company's interest in the subsidiary (30.67%).

Reconciliation between net income and shareholders' equity (Company and consolidated) for the years ended December 31, 2005 and 2004 is as follows:

	Net income		Shareholders' equity	
	2005	2004	2005	2004
Company	165,022	95,550	655,318	554,683
Amapoly Indústria e Comércio Ltda.'s tax incentives	-	(1,498)	-	-
Santista Têxtil S.A.'s unrealized income (loss)	222	(231)	(172)	(395)
Consolidated	165,244	93,821	655,146	554,288

o) Supplementary information

The following supplementary information is presented for purposes of additional analysis and greater clarity of the financial statements, although not a required part of the basic financial statements, as follows: (i) the balance sheet and statement of income, consolidated with the exclusion of the accounting information of the jointly-owned subsidiary Santista Têxtil S.A., maintaining its equity in subsidiaries; and (ii) the Company and consolidated statements of cash flows, and the consolidated statements of cash flows excluding the same information of that jointly-owned subsidiary (Note 23).

4. INDUSTRIAL EXPANSION, MODERNIZATION AND OPTIMIZATION PROJECT

On August 12, 2005, the Board of Directors approved a project for expansion and modernization of its plants, with an investment estimated at approximately R$95,000, which is included in the capital budget approved by the Annual Shareholders' Meeting on April 1, 2005. Costs of implementation of this project are estimated at approximately R$17,000.

In 2005, the Company recorded a provision for industrial optimization to cover said costs, since the project has already started to be implemented.

Said expense was recorded as "Other operating expenses" (R$12,637) and "Nonoperating expenses" (R$4,714). As of December 31, 2005, the provision for this project is R$16,681, classified as "Reserve for contingencies", of which R$6,523 is recorded in current liabilities, R$5,444 in long-term liabilities, and R$4,714 as reduction of property, plant and equipment.

5. TEMPORARY CASH INVESTMENTS

	Company		Consolidated	
	2005	2004	2005	2004
Investment fund (a)	119,552	92,263	119,552	92,263
CDB (bank certificates of deposit) (b)	160,212	88,422	162,254	91,110
Provision for market adjustment with swap operations (c)	-	(1,272)	-	(1,272)
	279,764	179,413	281,806	182,101

(a) Investment funds in several banks with average yield of 96.94% of the CDI (interbank deposit rate).

(b) CDBs in several banks with average yield of 100.7% of the CDI.

(c) According to the hedge policy approved by the Board of Directors, the Company enters into swap agreements to exchange U.S. dollar for the CDI variation. As of December 31, 2004, the amount of the outstanding agreement is US$2 million, settled in 2005.

6. INVENTORIES

	Company		Consolidated	
	2005	2004	2005	2004
Finished products	44,422	42,118	65,365	61,774
Work in process	9,627	10,063	23,043	27,638
Raw materials	18,344	18,642	44,054	46,813
Other	1,413	1,633	1,723	2,573
Provision for loss on realization of inventories	(4,894)	(6,352)	(4,837)	(8,012)
	68,912	66,104	129,348	130,786

Expenses on obsolescence, materials for destruction and losses on the realization of inventories are recorded under the caption "Other operating expenses", in the statement of income.

7. PREPAID EXPENSES

As of December 31, 2004, refer primarily to advertising expenses in 2004 related to inserts and publications in the media made in 2005. In 2005, there were no prepaid advertising expenses.

8. ESCROW DEPOSITS

As of December 31, 2005 and 2004, the balance is primarily represented by lawsuits related to COFINS (tax on revenues) and labor claims, for which a provision for loss is recorded when, in the legal counsel's opinion, the risk of loss is probable. These provisions are recorded as "Provision for taxes" and "Reserve for contingencies", in long-term liabilities.

9. INVESTMENTS IN SUBSIDIARIES

As of December 31, 2005	Amapoly Indústria e Comércio Ltda.	Fibrasil Agric. e Comércio Ltda.	Expasa Flórida Inc.	Santista Têxtil S.A.	Total
Number of shares held	6,557,122	25,583	2,500	6,132,852	-
Capital	10,045	1,157	13,429	404,720	-
Shareholders' equity	58,338	32,093	(941)	555,970	-
Net income (loss)	7,615	30,579	(261)	17,161	-
Ownership interest - %	100	100	100	30.67	-
Book value of investment - Company:					
December 31, 2005	58,338	32,093	(941)	169,015	258,505
December 31, 2004	50,722	1,515	(770)	166,274	217,741
Equity in subsidiaries:					
2005	7,615	30,579	(170)	5,022	43,046
2004	7,746	-	(257)	10,447	17,936

Sale of properties by subsidiary

In 2005, the subsidiary Fibrasil Agrícola e Comercial Ltda. sold two real properties to third parties for R$37,600, generating nonoperating income of R$34,864 (consolidated). As of December 31, 2005, the remaining balance receivable is recorded under the caption "Other receivables", in current assets (consolidated).

Negative goodwill on the acquisition of shares by the subsidiary

In 2004, the jointly-owned subsidiary Santista Têxtil S.A. acquired Santista Têxtil Brasil S.A. (formerly Companhia Jauense Industrial), determining a negative goodwill of R$45,271, of which R$36,476 was amortized in 2004. In 2005, the subsidiary amortized the remaining balance of this negative goodwill in the amount of R$8,795 (impact of R$2,697 in the Company in 2005, R$11,187 in 2004 through the Company's interest).

Negative goodwill on the acquisition of shares by the Company

In 2003, the Company acquired shares from Santista Têxtil S.A., starting to hold 50% of that subsidiary's voting capital. The acquisition value was determined considering the expectation of future results (cash generation). This operation generated a negative goodwill of R$4,809, which will be realized in a possible disposal of that investment.

Redemption of shares in subsidiary

In August 2004, the Company contributed to the capital of Yorg Participações do Brasil S.A. in the amount of R$9,714, represented by a real property where Vale Sul Shopping is located.

In September 2004, Yorg Participações do Brasil S.A.'s shareholders' equity was increased through subscription of shares by third parties in the amount of R$33,500, which was reflected in capital and the capital reserve. After this increase, the Company's interest became 77.5% and the Company recognized a gain of R$23,786 under the caption "Equity in subsidiaries", in "Operating (expenses) income".

On October 1, 2004, the Company redeemed the shares representing its equity interest in Yorg Participações do Brasil S.A. This redemption generated cash in the amount of R$13,400 and accounts receivable in the amount of R$20,100, whose remaining balance receivable, as of December 31, 2004, was R$10,500, recorded as "Other receivables", in current assets.

10. PROPERTY, PLANT AND EQUIPMENT

	Annual	2005			2004		
Company	depreciation rate - %	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	-	2,671	-	2,671	2,679	-	2,679
Buildings	4	59,257	(42,454)	16,803	57,250	(40,833)	16,417
Machinery and equipment	10	181,840	(122,184)	59,656	169,954	(113,745)	56,209
Furniture and fixtures	10	29,957	(19,656)	10,301	25,844	(17,859)	7,985
Vehicles	20	3,785	(2,421)	1,364	5,803	(3,614)	2,189
Trademarks and patents	10	19,142	(16,554)	2,588	19,142	(14,800)	4,342
Property, plant and equipment in progress and other	-	26,878	-	26,878	12,108	-	12,108
Provision for loss and industrial optimization		(10,079)	-	(10,079)	(3,119)	-	(3,119)
		313,451	(203,269)	110,182	289,661	(190,851)	98,810

	Annual	2005			2004		
Consolidated	depreciation rate - %	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	-	17,430	-	17,430	18,076	-	18,076
Buildings	4	134,194	(78,147)	56,047	131,709	(75,051)	56,658
Machinery and equipment	10	444,412	(292,695)	151,717	434,335	(290,406)	143,929
Furniture and fixtures	10	51,099	(34,526)	16,573	45,793	(30,743)	15,050
Vehicles	20	5,658	(3,899)	1,759	7,567	(5,026)	2,541
Trademarks and patents	10	19,142	(16,554)	2,588	19,142	(14,800)	4,342
Property, plant and equipment in progress and other	-	36,431	(522)	35,909	25,480	(477)	25,003
Provision for loss and industrial optimization		(10,307)	-	(10,307)	(3,676)	-	(3,676)
		698,059	(426,343)	271,716	678,426	(416,503)	261,923

11. LOANS AND FINANCING

	Currency	Indexing unit and average annual interest rate	Company 2005	Company 2004	Consolidated 2005	Consolidated 2004
Bank loans	US$	Exchange variation and interest of 6.25% to 7.94%	44,402	58,548	81,285	109,981
Bank loans	CHF	Exchange variation and interest of 3.58%	-	-	367	1,058
Bank loans	EUR	Exchange variation and interest of 3.14%	-	-	1,856	7,093
Bank loans	CLP	Exchange variation and interest of 6.48 %	-	-	9,262	1,726
FINAME (government agency for machinery and equipment financing)	R$	TJLP (*) + interest of 1.90 % to 4.0%	7,216	4,575	7,216	4,575
BNDES (National Bank for Economic and Social Development)	R$	Basket of currencies with interest of 6.51% and TJLP plus interest of 4.48%	-	-	18,145	9,824
Rural credit	R$	Interest of 8.75%	-	-	3,187	8,341
Total			51,618	63,123	121,318	142,598
Current liabilities			16,439	12,064	45,010	64,578
Long-term liabilities			35,179	51,059	76,308	78,020

(*) TJLP - Long-term interest rate

Maturities of long-term loans and financing are as follows:

Year	Company 2005	Company 2004	Consolidated 2005	Consolidated 2004
2006	-	16,105	-	27,721
2007	6,694	6,220	22,222	14,498
2008	6,542	5,931	17,075	9,334
2009	6,344	5,738	14,442	8,504
2010	5,567	5,688	7,256	6,586
2011	5,016	5,688	6,469	5,688
2012	5,016	5,689	6,468	5,689
2013	-	-	1,453	-
2014	-	-	923	-
	35,179	51,059	76,308	78,020

Loans are collateralized by the Company's guarantees and properties.

In 1996, the Company entered into an agreement with the International Finance Corporation - IFC, in the amount of US$30 million (fully released), to finance the Company's investment program. Amortization of this agreement began in 1999 and, as of December 31, 2005, the Company had amortized US$26.6 million (US$23 million in 2004).

Additionally, on November 12, 2002, the Company entered into a new agreement with the IFC, in the amount of US$30 million (not released then), to finance the Company's investment program for the period from 2001 to 2004. After a three-year grace period, the loan will be repaid semiannually over seven years. On June 27, 2003, the first portion of US$5 million, equivalent to R$14,380, was released. On October 14, 2004, the amount of US$10 million, equivalent to R$28,423, was released.

These agreements contain restrictive covenants for the maintenance of certain financial ratios, which are being complied with as of December 31, 2005.

12. RESERVE FOR CONTINGENCIES

As of December 31, 2005, the Company and its subsidiaries are parties to tax, civil and labor lawsuits arising from assessments by tax authorities and from claims filed by third parties and former employees, or legal proceedings and questionings. Reserves were recognized for these contingencies when, in the opinion of management and its legal counsel, the risk of loss was considered probable. These reserves are as follows:

a) Current liabilities

	Company		Consolidated	
	2005	2004	2005	2004
Labor claims (i)	4,615	2,918	9,623	4,274
Tax claims	-	-	927	1,614
Industrial optimization (Note 4)	6,523	-	6,523	-
Other	1,458	1,878	2,212	2,293
Total	12,596	4,796	19,285	8,181

b) Long-term liabilities

	Company		Consolidated	
	2005	2004	2005	2004
Labor claims (i)	7,104	8,000	9,241	9,025
Tax claims (ii)	9,019	8,905	9,204	8,905
Industrial optimization (Note 4)	5,444	-	5,444	-
Other	2,889	2,479	2,889	2,665
Total	24,456	19,384	26,778	20,595

(i) Refer to lawsuits filed against the Company and its subsidiaries by former employees claiming principally for termination pay, salary premiums, overtime and other amounts due for joint liability. The accrued amounts refer to the best estimates for each lawsuit calculated as actual loss, regardless of the likelihood of loss.

(ii) Consist principally of tax assessment notices related to untimely used credits of ICMS (State VAT) in the State of São Paulo and COFINS questioned in prior years.

The respective debit referring to expenses on contingencies is recorded under the caption "Other operating expenses", in the statement of income.

Possible losses (Company)

Lawsuits for which the risk of loss was assessed as possible by management and its legal counsel were not recorded as reserve for contingencies in the financial statements. As of December 31, 2005, these lawsuits are recorded as tax claims, in the amount of R$8,645 (R$8,400 in 2004), and as civil claims, in the amount of R$2,772 (R$4,967 in 2004).

In December 2005, a company holding the rights for a certain sports brand filed a lawsuit for damages on account of supposed breaches of the license agreement, which was terminated in prior years. The Company's legal counsel considers that the likelihood of an unfavorable outcome is possible. Since this is a recent lawsuit and the Company's legal counsel understands that the amount involved may not yet be calculated, no provision was recognized to cover this contingency.

13. OTHER PAYABLES - CURRENT LIABILITIES

	Company		Consolidated	
	2005	2004	2005	2004
Royalties	3,876	2,134	3,876	2,134
Freight	4,952	4,803	5,320	5,216
Other (commissions, outside services, concessionaires, etc.)	16,758	8,063	21,197	15,548
	25,586	15,000	30,393	22,898

14. PROFIT SHARING PROGRAM (PPR)

The Company offers its employees a profit sharing program linked to the achievement of operating goals and specific objectives annually established and approved for each plant/unit. In 2005, the amount of R$19,168 (R$16,264 in 2004) was recorded under the caption "Other operating expenses", in the statement of income, as profit sharing. As of December 31, 2005, the balance payable related to this profit sharing is R$15,380 (R$12,090 in 2004), recorded under the caption "Payroll and related charges", in current liabilities.

15. RELATED-PARTY TRANSACTIONS

a) Long-term liabilities

	Company		Consolidated	
	2005	2004	2005	2004
Amapoly Indústria e Comércio Ltda. (i)	47,394	38,573	-	-
Fibrasil Agrícola e Comércio Ltda. (i)	21,287	-	-	-
Camargo Corrêa S.A. (ii)	-	-	2,575	7,016
	68,681	38,573	2,575	7,016

(i) Represented by an intercompany account between the Company and its subsidiaries, in view of centralized cash management. No interest is charged and there is no maturity date.

(ii) Refers to financing obtained by Santista Têxtil S.A. to purchase shares in Santista Têxtil Brasil S.A. (formerly Companhia Jauense Industrial), and is subject to the IGP-M (general market price index) plus 8% per year.

b) Current balances and transactions - Company

	Amapoly Indústria e Comércio Ltda.		Expasa Flórida Inc.		Santista Têxtil Brasil S.A.	
	2005	2004	2005	2004	2005	2004
Current (included in):						
Trade accounts payable	353	2,678	-	-	-	1,171
Other payables	-	-	53	193	-	-
Transactions for the year:						
Purchases	26,112	23,931	-	-	3,673	11,043
Operating expenses	-	-	-	1,040	-	-

Purchase and sale transactions were carried out under usual market prices and conditions.

16. PROVISION FOR TAXES - LONG-TERM LIABILITIES

	Company		Consolidated	
	2005	2004	2005	2004
COFINS	71,205	63,694	71,205	63,694
PIS	1,472	1,289	1,472	1,289
Other	1,979	1,707	1,979	1,707
	74,656	66,690	74,656	66,690

On March 8, 1999, the Company obtained an injunction on the ordinary lawsuit challenging the constitutionality of Law No. 9,718/98 and Constitutional Amendment No. 20.

This injunction allows the payment of COFINS and PIS (taxes on revenues) as provided for in legislation prevailing until January 1999, i.e., without increase in the tax rate and basis.

The amounts of these taxes for the periods involved were accrued and are being monetarily restated based on the SELIC (Central Bank overnight rate), charged to "Financial expenses", in the statement of income.

In October 2002, the Company started to make escrow deposits for the amount in dispute. The balance of escrow deposits as of December 31, 2005 is R$20,345 (R$17,837 in 2004) and is shown as escrow deposits in long-term assets.

17. INCOME AND SOCIAL CONTRIBUTION TAXES - COMPANY

a) Assets and liabilities

	2005	2004
Deferred income and social contribution taxes:		
Current assets - temporary differences:		
Allowance for doubtful accounts	4,023	4,274
Provision for loss on realization of inventories	1,664	2,159
Reserve for contingencies	1,569	1,630
Provision for industrial optimization	2,217	-
Other temporary differences	4,962	779
	14,435	8,842
Long-term assets:		
Tax loss carryforwards (*)	26,083	26,083
Temporary differences:		
Reserve for contingencies	4,165	4,510
Provision for contingent taxes	12,235	12,077
Provision for industrial optimization	3,454	-
Provision for loss on property, plant and equipment	1,824	1,060
Other temporary differences	2,811	2,329
	24,489	19,976
	50,572	46,059
Long-term liabilities:		
Provision for income and social contribution taxes (*):		
Principal	27,505	27,505
Financial charges	24,380	19,548
	51,885	47,053
Temporary differences	2,838	2,838
	54,723	49,891

(*) The Company is challenging in court the right to offset credits derived from tax loss carryforwards against the total income and social contribution tax amounts payable each year without observing the legal limit of 30%. As a result, the Company has recorded in long-term liabilities the portion in excess of the legal limit of 30% that it has offset. Financial charges, at the SELIC rate, are charged to financial expenses.

In view of this lawsuit, the deferred tax credit was recognized on tax loss carryforwards, as if the legal limit of 30% for offset had been observed.

If the final court decision is favorable to the Company, the deferred asset will be matched with the related liability and accrued charges will be reversed and credited to income for the year at that time.

b) Income for the year

Income and social contribution tax expenses recorded in income for the year ended December 31, 2005 are composed of:

	Income tax	Social contribution
Income before taxes	199,697	199,697
Permanent additions (deductions):		
Equity in subsidiaries	(43,046)	(43,046)
Payment of interest on capital	(53,087)	(53,087)
Other permanent deductions, net of additions	(5,563)	(5,437)
Temporary additions, net of deductions	32,055	29,321
Adjusted taxable income/social contribution tax basis	130,056	127,448
Income tax - 15%	(19,508)	-
Surtax - 10%	(12,982)	-
Social contribution tax - 9%	-	(11,470)
Tax incentives	762	210
Income and social contribution taxes for the year, totaling R$42,988	(31,728)	(11,260)
Deferred income and social contribution taxes on temporary differences, totaling R$10,654	8,014	2,640
Provision for income tax on royalties paid	(2,341)	-
Income and social contribution taxes on net income for the year, totaling R$34,675	(26,055)	(8,620)

18. SHAREHOLDERS' EQUITY

Capital

Paid-up capital as of December 31, 2005 is R$343,598, represented by 18,683,323 shares without par value, of which 9,207,594 are common shares and 9,475,729 are preferred shares.

At the Extraordinary Shareholders' Meeting held on April 1, 2005, a capital increase of R$49,983 was approved, obtained from the profit reserve.

Treasury shares

At the Extraordinary Shareholders' Meeting held on August 31, 2005, the shareholders approved the cancellation of 819,188 treasury shares, of which 2,200 are common shares and 816,988 are preferred shares.

At Board of Directors meetings held on April 29 and October 28, 2005, members approved the acquisition of treasury shares by the Company at market prices, in the amount of R$16,165, with the purpose of investing available reserves and supported by existing reserve amounts.

As of December 31, 2005, the Company had 383,200 preferred treasury shares.

Interest on capital

Shareholders are entitled, every year, to receive dividends of at least 25% of net income, calculated in accordance with Brazilian corporate law and the bylaws. In 2005, dividends were calculated as follows:

	Company	
	2005	2004
Net income	165,022	95,550
Allocation to legal reserve - 5%	(8,251)	(4,778)
Available funds	156,771	90,772
Mandatory minimum dividends - 25%	39,193	22,693
Management's proposal:		
Dividends	1,783	-
Interest on capital	53,087	35,987
IRRF (withholding income tax) on interest on capital	(6,047)	(3,621)
Total, net	48,823	32,366

Detailed below is the payment of dividends and interest on capital as per management's proposal:

	R$ per share (gross)			
	2005		2004	
	Common	Preferred	Common	Preferred
Interest on capital:				
Interim	2,7170	3,0000	0,5790	0,6369
Accrued	0,0928	0,1021	1,2593	1,3848
Total	2,8098	3,1021	1,8383	2,0217

19. FINANCIAL INSTRUMENTS

The Company uses financial instruments to finance its operations or invest available cash.

Risks are managed through strategies previously defined by the Company's senior management.

The balances of temporary cash investments and loans and financing as of December 31, 2004 reflect the average market rates.

Investment in publicly-traded company is represented exclusively by interest of 30.67% (equivalent to 50% of voting capital) in Santista Têxtil S.A. The market value of this subsidiary was not estimated because the subsidiary's common shares have not been traded recently on stock exchanges.

There are no unrecorded financial instruments (derivatives).

The subsidiary Santista Têxtil S.A. also has financial instruments recorded in its balance sheets, which are intended to reduce risks of price fluctuations on its principal raw material and foreign currency fluctuations of liabilities denominated in foreign currencies.

The carrying value of the financial instruments related to other assets and liabilities approximates fair value.

20. STOCK OPTION PROGRAM

At the Extraordinary Shareholders' Meeting held on April 26, 2002, the shareholders approved the São Paulo Alpargatas S.A. Stock Option Program whereby employees are granted preferred stock options, so as to retain them and provide an incentive for them to contribute to the interests and objectives of the Company and its shareholders. In the first stage of the Program implementation, stock options were granted to the Company's management team. The Program is managed by a Management Committee appointed by the Board of Directors. The Committee creates, on an annual basis, a Stock Option Plan establishing its terms and conditions, observing basic guidelines set forth in the Program. As of December 31, 2005, through four Plans approved by Management Committee, stock options have already been granted as follows:

Plan	Effective	Number of stock options		Historical exercise price per stock option - R$
		Granted	Exercised	
2002	July 1, 2002 to June 30, 2012	71,960	1,780	10.46
2003	July 1, 2003 to June 30, 2013	99,040	1,780	15.25
2004	July 1, 2004 to June 30, 2014	126,610	-	21.30
2005	July 1, 2005 to June 30, 2015	118,090	-	32.30

For the four Plans, call options can be exercised as follows:

Grace periods (from the date the call option is granted)	Percentage of shares available for the year
Up to 24 months	Exercise will not be permitted
After 24 months	20%
After 36 months	20%
After 48 months	20%
After 60 months	40%

The exercise of options entitles the beneficiaries to the same rights granted to other shareholders of the Company.

Upon release of the shares by reason of the call option, the transaction's gains or losses will be recorded in shareholders' equity.

21. EMPLOYEE BENEFITS

The Company sponsors two pension plans and grants, through its own retirement plan, life annuity and health care benefits for a group of former employees and their spouses. The actuarial liability related to these plans as of December 31, 2005 is R$5,276 (R$4,288 in 2004), which is recorded as "Other payables", in long-term liabilities. The pension plans are as follows:

a) Pension plan - SPASAPREV

This plan was implemented in May 1991 as a defined benefit plan fully funded with the sponsor's contributions. In August 2000, the "Super Prev" plan was created as a defined contribution plan, to which employees equivalent to 99% of required reserves have already migrated.

Actuarial balances recognized are:

	2005
Present value of actuarial obligation	24,778
Fair value of plan assets	(28,224)
Unrecognized actuarial gain	5,966
Total liability recognized - Company	2,520

b) Pension plan - HSBC

This plan is for a closed group of former employees and is funded by a multiemployer pension fund. This plan covers only participants who are receiving retirement and survivorship benefits.

Actuarial calculation for the HSBC plan:

	R$
Present value of actuarial obligation	599
Fair value of plan assets	(2,291)
Unrecognized actuarial gain	613
Total net asset (*)	(1,079)

(*) This asset was not recognized in the Company's financial statements as of December 31, 2005 due to the lack of evidence of reimbursement or deductions of future contributions.

c) Pension plan for former employees

The Company sponsors a pension plan to provide a life annuity to former employees, which, upon their death, continues to their spouses.

There are presently six plan participants: five former employees receiving retirement benefits and one pensioner receiving a survivorship benefit.

	R$
Present value of actuarial obligation	1,078
Unrecognized actuarial gain	38
Total liability recognized in the Company as of December 31, 2005	1,116

d) Health care plan for retirees

The Company maintains a health care plan for a group of former employees and their spouses, according to the rules established by it.

Recognized actuarial balances are:

	R$
Present value of actuarial obligation	1,188
Unrecognized actuarial gain	451
Total liability recognized in the Company as of December 31, 2005	1,639

22. INSURANCE

The Company and its subsidiaries have insurance coverage in amounts considered sufficient to cover potential risks on their assets. The insurance coverage as of December 31, 2005 is for the following: operational risks - R$702,928, general civil liability - R$6,500, civil liability - bodily injury - R$1,000, sundry risks (robbery) - R$843, domestic transportation limited to R$500 per shipment, and international transportation of US$5 million in import and US$5 million in export.

23. SUPPLEMENTARY INFORMATION

Supplementary consolidated financial information is presented on the Company for the years ended December 31, 2005 and 2004, excluding the financial information of the subsidiary Santista Têxtil S.A. and maintaining the equity in this subsidiary and the statements of cash flows for the years then ended.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

CONSOLIDATED INFORMATION EXCLUDING THE SUBSIDIARY SANTISTA TÊXTIL S.A.
(In thousands of Brazilian reais - R$)

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and banks	294,390	183,230
Trade accounts receivable	190,003	191,189
Inventories	72,859	68,794
Other	40,941	66,757
Total current assets	598,193	509,970
LONG-TERM ASSETS		
Assets held for sale	13,445	16,369
Recoverable taxes	6,426	10,421
Deferred income and social contribution taxes	50,571	46,059
Escrow deposits - tax and labor claims	37,004	28,401
Other receivables	5,453	5,202
Total long-term assets	112,899	106,452
PERMANENT ASSETS	293,923	278,362
	1,005,015	894,784
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable	41,687	49,727
Loans and financing	17,342	12,875
Payroll and related charges	37,857	30,931
Accounts payable	26,079	15,269
Reserve for contingencies	12,596	4,796
Interest on capital and dividends payable	2,780	22,688
Taxes payable	16,119	9,934
Total current liabilities	154,460	146,220
LONG-TERM LIABILITIES		
Loans and financing	35,179	51,059
Provision for income and social contribution taxes	54,723	49,891
Provision for taxes	74,656	66,690
Reserve for contingencies	24,641	19,570
Other	6,038	6,672
Total long-term liabilities	195,237	193,882
SHAREHOLDERS' EQUITY	655,318	554,682
	1,005,015	894,784

	2005	2004
GROSS SALES	1,369,375	1,138,223
Sales tax	279,574	234,125
NET SALES	1,089,801	904,098
COST OF SALES	598,538	528,548
GROSS PROFIT	491,263	375,550
OPERATING (EXPENSES) INCOME		
Selling	(274,319)	(240,796)
General and administrative	(57,998)	(51,948)
Management fees	(3,223)	(3,117)
Financial income	41,233	26,360
Financial expenses	(14,827)	(14,553)
Equity in subsidiaries	5,022	10,447
Amortization of deferred charges	(8,341)	(7,939)
Other operating income	3,297	997
	(309,156)	(280,549)
INCOME FROM OPERATIONS BEFORE EXCHANGE VARIATION AND FINANCIAL CHARGES ON TAXES	182,107	95,001
Exchange variation	6,185	908
Financial charges on taxes	(10,258)	(7,546)
INCOME FROM OPERATIONS	178,034	88,363
NONOPERATING INCOME, NET	29,443	21,104
INCOME BEFORE TAXES ON INCOME	207,477	109,467
Income and social contribution taxes	(42,455)	(13,917)
NET INCOME	165,022	95,550

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	2005			2004		
	Company	Consolidated with Santista	Consolidated without Santista	Company	Consolidated with Santista	Consolidated without Santista
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	165,022	165,244	165,022	95,550	93,821	94,053
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	27,692	48,149	28,578	27,044	48,436	27,975
Proceeds from sale/written-off of property, plant and equipment	(1,017)	(402)	(1,313)	1,221	3,446	995
Proceeds from sale of long-term assets	(2,161)	(36,900)	(36,900)	-	-	-
Provision for loss on property, plant and equipment/deferred charges	8,954	8,770	8,770	-	-	-
Equity in subsidiaries	(43,046)	-	(5,021)	(17,936)	-	(10,447)
Nonoperating income on investments	-	-	-	(23,786)	(23,786)	(23,786)
Interest, monetary and exchange variations on loans, long-term taxes and escrow deposits	8,009	12,239	8,010	6,329	9,970	6,329
Reserve for contingencies	12,872	16,302	12,872	954	190	954
Deferred income and social contribution taxes	(10,106)	(14,919)	(10,106)	(463)	(1,606)	(463)
Amortization of deferred income	-	(2,697)	-	-	-	-
Allowance (reversal) for doubtful accounts	(740)	(1,693)	(740)	1,922	1,459	1,922
Exchange variation on investments	-	3,380	-	-	2,850	-
Dividends and interest on capital received	4,633	-	4,633	4,773	-	4,773
Cash provided by operating activities	170,112	197,473	173,805	95,608	134,780	102,305
Decrease (increase) in assets:						
Trade accounts receivable	1,290	12,353	1,186	(32,943)	(38,352)	(32,478)
Inventories	(2,808)	1,438	(4,065)	(8,682)	(9,534)	(10,091)
Prepaid expenses	26,721	26,430	26,700	(17,401)	(16,986)	(17,392)
Recoverable taxes	5,836	4,720	5,679	(1,454)	(465)	(1,598)
Other	4,024	(4,182)	(5,218)	21,742	(2,971)	(1,712)
	35,063	40,759	24,282	(38,738)	(68,308)	(63,271)
Increase (decrease) in liabilities:						
Trade accounts payable	(10,966)	(4,159)	(8,040)	24,403	21,934	23,618
Taxes payable	3,810	2,273	2,374	(590)	4,217	(495)
Payroll and related charges	6,907	3,173	6,926	9,521	13,080	9,570
Provision for income and social contribution taxes	2,297	3,987	2,408	7,411	8,720	7,383
Related parties	30,108	(4,441)	-	5,751	7,016	-
Other	3,864	1,245	4,088	(1,781)	18,951	20,300
	36,020	2,078	7,756	44,715	73,918	60,376
NET CASH PROVIDED BY OPERATING ACTIVITIES	241,195	240,310	205,843	101,585	140,390	99,410
Cash flows from investing activities						
Acquisitions of investments	-	-	-	(1,132)	-	-
Additions to property, plant and equipment/deferred charges	(49,477)	(71,122)	(51,207)	(24,349)	(46,906)	(25,029)
Proceeds from sale of permanent assets	7,046	43,896	43,896	4,696	4,961	4,961
NET CASH USED IN INVESTING ACTIVITIES	(42,431)	(27,226)	(7,311)	(20,785)	(41,945)	(20,068)
Cash flows from financing activities						
Loans and financings (amortization)	(9,256)	(24,868)	(9,165)	(2,084)	(28,103)	(1,967)
Income tax incentives	6,355	6,355	6,355	-	1,497	1,497
Purchases of treasury shares, net of sales	(15,872)	(15,872)	(15,872)	(58)	(58)	(58)
Payment of dividends and interest on capital	(68,690)	(68,834)	(68,690)	(32,140)	(32,797)	(32,140)
NET CASH USED IN FINANCING ACTIVITIES	(87,463)	(103,219)	(87,372)	(34,282)	(59,461)	(32,668)
Beginning balance of acquisition of indirect subsidiary	-	-	-	-	(5,493)	-
INCREASE IN CASH AND CASH EQUIVALENTS	111,301	109,865	111,161	46,518	33,491	46,674
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	183,064	189,646	183,230	136,546	156,155	136,556
CASH AND CASH EQUIVALENTS AT END OF YEAR (*)	294,365	299,511	294,390	183,064	189,646	183,230

(*) Cash and cash equivalents refer to the accounts "Cash and banks" and "Temporary cash investments".

SP ALPARGATAS NIVEL 1 GOVERNANÇA CORPORATIVA

MANAGEMENT REPORT FOR 2005

To Our Shareholders,

In 2005 we surpassed the results achieved in 2004, a year in which Alpargatas had already reached record performance.

Revenue grew 20%, the gross margin rose 3.6 percentage points, and we increased operating cash flow, as measured by EBITDA, by 95%. The good operating performance resulted in a 73% rise in net income. All this was possible due to the enhancement of the sales mix, with the manufacture and sale of products with greater added value, resulting from the focus on research, innovation and quality. Increased productivity, and work concentrated on reducing manufacturing costs, with greater efficiency in the use of materials and expenses in general, also contributed.

Sandals

Sales volume totaled 148 million pairs, of which 8% was exported to 80 countries. The growth in sales, prestige and image of the Havaianas brand reflects the strategy that combines innovation, creative communication, product portfolio and selective distribution. In the domestic market, 39 models were launched. The Ipê line was expanded to children's sizes with "Ipê Filhotes", with prints of Brazilian animals. The 30 models specifically for the foreign market have the differentiation of prints and themes adapted to local cultures. Havaianas participated in the Year of Brazil in France, with special spaces in traditional department stores, such as Galeries Lafayette and Printemps. In addition, an exhibit was set up at the chapel at École des Beaux-Arts in Paris, and ended with an auction of Havaianas decorated by personalities, with the proceeds being donated to Fundação Gol de Letra. To reinforce the brand's positioning as a fashion accessory, Havaianas participated in the São Paulo, Rio de Janeiro and New York Fashion Weeks, as well as being present at Amni Hot Spot, a space for new designers at Shopping Center Iguatemi, in São Paulo.

Sports Articles

This business unit, which encompasses the brands Rainha, Topper and Mizuno, sold 8 million pairs of sports footwear.

With 63 new models, Rainha stood out with the Neo collection, which recovers the brand's history, with retro language and fashion vision. The running and fitness lines were developed to increase the range of footwear and clothing for physical fitness activities. The fitness line has System 3000 technology, allowing users to attach rings to correct foot placement, which reduces the risk of injury, improves posture, and increases comfort and shoe durability.

In 2005, Topper celebrated its 30th anniversary in the market. New models placed in the market totaled 46, notably those with Visible technology, and the Júnior line, consolidating presence among 8-to-12-year-olds. In balls, the main launches were the Ultra model, for amateur sports, and KVCarbon, used in the São Paulo State Championship.

Leader in the running segment, Mizuno innovated once again with the Urban Runners shoe. An MP3 player and a miniCD were incorporated in the Wave Creation 6. The objective is for runners to align their steps with the beat of songs, achieving the performance defined for training. Wave technology, exclusive to the brand, underwent a worldwide improvement, with a new composition of the sole, offering twice the durability. In all, there were 71 launches during the year.

Business Development

The 163 new types of Timberland, Conga, Bamba, Barbie and Sete Léguas footwear boosted these brands' sales to 3.6 million pairs for the year.

Timberland's strategy in 2005 was based on innovation and the sale of products with greater added value. The highlight was the Delirium Pro Low model, which represents a revolution in the adventure sports segment. Another novelty was Travel Gear, in the smart-comfort line, which offers the versatility of two-in-one footwear. As part of the business strategy, a total of five stores were opened, in São Paulo and Rio de Janeiro, raising to eight the number of exclusive stores in the country.

The Conga, Barbie and Bamba brands' positioning was reinforced by 40 launches, in line with the strategy of expanding growth in the children's/youth fashion market. Conga Baby entered the market with three models and several options of colors, and the Barbie line had several launches during the year.

New boots for use in fire departments, fishing, mining and forestry were the highlights among Sete Léguas brand products in 2005.

Brazil's largest chain of factory stores, with 26 units in 8 states, Meggashop became consolidated as a business model with strategic support for Alpargatas brands.

Industrial Textiles

Physical sales volume was 16.4 million m². In visual communication, Night&Day Sign, the first domestic polyester fabric for large format digital printing, provides high-definition image and colors. In the decoration line, dust mite-proof and mold-resistant fabrics for vertical blinds boosted sales in this segment. During the year, cotton tarpaulin production became fully in-house, with the purpose of gaining greater speed in processes and quality control of final products, as well as allowing for greater speed in new product development for the footwear, decoration and manufacturing segments.

STRATEGY

The strategic planning established the guidelines and targets that steer actions for coming years, ensuring sustained growth in revenues in local and foreign currencies, greater market share, international exposure of brands, profitability and the creation of shareholder value.

SP ALPARGATAS — NÍVEL 1 GOVERNANÇA CORPORATIVA

MANAGEMENT REPORT FOR 2005

FINANCIAL AND ECONOMIC PERFORMANCE

The presentation and discussion of Alpargatas' financial performance for 2005, as well as the comparison with the results for 2004, are based on the consolidated financial statements included in Note 23 - Supplementary Information, which do not include the accounting information of the subsidiary Santista Têxtil S.A., maintaining the equity result of this company.

Gross Sales and Gross Profit

Gross sales were R$1,369 million (growth of 20% in relation to 2004), driven by the development and innovation of products. During the year, 412 footwear models were launched, which led to a sales mix with greater added value. The 47% increase in exports in terms of dollars, which represented 6% of net sales for the year, also contributed to this result.

Gross Sales
R$ million


727.6
816.2
919.6
1,138.2
1,369.4
2001
2002
2003
2004
2005

	2001	2002	2003	2004	2005
Gross Margin	37.2%	37.7%	37.8%	41.5%	45.1 %

Alpargatas has invested in the development of materials, new technologies, quality, improvement of industrial processes and training of labor, with the purpose of reducing production costs. These factors, associated with the sales mix with greater added value and price stability of raw materials, provided for increased gross profit for the year. In the last quarter, the gross margin reached 46.7%, providing a margin of 45.1% in the year. With growth of 31% in relation to 2004, gross profit totaled R$491 million for the year.

Operating Expenses

Simultaneously with the work of cost management, with increasing productivity gains, the Company has exercised strong control over operating expenses. As a consequence, there was a reduction of approximately 2 percentage points in selling, general and administrative expenses, which ended the year at 30.8% of net sales. Net financial income totaled R$26.4 million, up 124% in relation to that for 2004. This performance mirrors the increase in volume of funds invested in the financial market and the average investment rate. Equity in subsidiaries decreased to R$5 million, reflecting the lower income of the subsidiary Santista Têxtil S.A.

Income from Operations

In 2005, Alpargatas achieved an increase in operating profitability, with the margin reaching 16.7%, representing a positive evolution of 6.2 percentage points. Income from operations, before exchange variation and financial charges on taxes, reached R$182.1 million, 92% higher than the prior year. The performance reflects the gain in gross profitability, the proportional reduction of selling, general and administrative expenses, and greater net financial income.


Income from Operations*
(R$ million)
50.6
82.6
77.3
95.0
182.1
2001
2002
2003
2004
2005
Operating Margin
8.3%
12.1%
10.1%
10.5%
16.7%

* Before exchange variation and financial charges on taxes.

The exchange gain was R$5.3 million, in light of the Brazilian real's 11.8% appreciation in relation to the U.S. dollar. Income from operations, after exchange variation and financial charges on taxes, was R$178 million, more than twice the R$88.4 million result for the prior year.

EBITDA

The good operating performance, with the success of the strategy and the greater focus on quality, productivity and sales mix with greater added value, allowed for obtaining operating cash flow, as measured by EBITDA (earnings before interest, taxes, depreciation and amortization), of R$204.6 million, 95% higher than that for 2004. The EBITDA margin grew 7.2 percentage points, reaching 18.8% in 2005.


EBITDA*
(R$ million)
72.0
89.6
90.2
104.8
204.6
2001
2002
2003
2004
2005
EBITDA Margin
11.8%
13.1%
11.8%
11.6%
18.8%

* Earnings Before Interest, Taxes, Depreciation and Amortization.

The disposal of the Company's nonoperating assets, which generated nonoperating income of R$36.9 million, also contributed to income before taxes.

Net Income

With the strong performance in 2005, Alpargatas' net income totaled R$165 million, with a net margin of 15.1%, 4.5 percentage points greater than in 2004. This result represents a 73% increase in relation to the prior year, although the amount referring to income and social contribution tax expenses grew during the year.

Net Income
(R$ million)


165.0
95.5
82.0
47.8
32.7
2001
2002
2003
2004
2005
Net Margin
5.3%
7.0%
10.7%
10.6%
15.1%

CASH FLOW

Alpargatas closed the year with a cash balance of R$294.4 million, 61% greater than the balance as of December 31, 2004. The main factor responsible for the increase in cash was the strong cash flow from operations, as well as the receipt of R$43.9 million related to the sale of assets. This performance allowed for R$68.7 million to be disbursed to shareholders over the year, and for investments to be made, mainly in industrial improvements, in the amount of approximately R$51 million.

Cash Flow
(R$ million)


204.6
(22.5)
(51.2)
25.5
(68.7)
4.6
(9.2)
43.9
(15.8)
294.4
183.2
Cash balance 12/31/2004
EBITDA
Invest. working capital
Invest. PPE
Financial income
Interest on capital paid
Interest on capital received
Net repayment of loans
Proceeds (sale of assets)
Repurchase of shares
Cash balance 12/31/2005

SP ALPARGATAS NÍVEL 1 GOVERNANÇA CORPORATIVA

MANAGEMENT REPORT FOR 2005

INDEBTEDNESS

Alpargatas' gross debt as of December 31, 2005 was R$52.5 million, of which 67% with long-term maturity. The Company's indebtedness is predominantly concentrated in foreign currency loans from the IFC (International Finance Corporation).

INVESTMENTS

In 2005, R$51 million was invested in factory modernization, expansion and reconfiguration, as well as the environment, quality, store openings and installation of an integrated management system.

CAPITAL MARKET

The Company's preferred shares appreciated 102%, while the Ibovespa (São Paulo Stock Exchange index) rose 27.7%. Present in 96% of trading sessions, with a total of 2,600 trades, they involved financial volume of R$145 million. The Company's market value reached R$1.4 billion by the end of the year, compared to R$702 million in 2004. In an Extraordinary Shareholders' Meeting in April, a reverse stock split was approved, in the proportion of 1 for 100 shares of the same type and class. During the year, a stock repurchase program was maintained, for application of cash, with the acquisition of 335,700 Company shares. The Board of Directors approved, subject to ratification in the 2006 Annual Shareholders' Meeting, the payment of R$53.1 million as interest on capital, paid during the year, and dividends in the amount of R$1.8 million. The accumulated amount of interest and dividends is equivalent to 35% of net income for the year, after deduction of the legal reserve. At the end of the year, the dividend yield was 5.7%.

CORPORATE GOVERNANCE

Alpargatas has constantly enhanced its corporate governance practices, as part of the strategic management model, operating based on principles of transparency, fairness, accountability and social responsibility. The services provided by Deloitte Touche Tohmatsu focused exclusively on accounting audit and, during the year, no additional or consulting services from the independent auditors were contracted.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

In order to improve the technical skills of 1,041 employees of the administrative, production, safety, health and environmental areas, some 20,000 hours of training were given in the Training and Development Center, in João Pessoa, Paraíba State. The "Caminhar e Aprender" program made it possible for 356 employees to complete elementary and high school, in classrooms set up inside factories. The Profit Sharing Program paid over R$14 million to all employees, in the form of short-term incentive. The Study Incentive Policy allowed 760 employees to continue their studies. Alpargatas maintains a policy of hiring persons with special needs. At the end of the year, 485 employees in these conditions worked in the Company's various establishments. The belief in education's power to transform is expressed in the work of Instituto Alpargatas. In 2005, 42 projects conducted in 41 public schools in the municipalities of Santa Rita, João Pessoa and Campina Grande, in Paraíba State, and Natal, in Rio Grande do Norte State, benefited approximately 37,000 students. The Company continuously invests in reducing the impacts of its activities on the environment. In 2005, the furnaces at the Campina Grande and Santa Rita factories began being fueled by natural gas, which pollutes less and is more economical.

OUTLOOK AND ACKNOWLEDGEMENTS

In 2006, with the continued implementation of the strategic plan's products, Alpargatas Management believes it is possible for sustained growth of the Company's business to continue. We are certain that it is only possible to carry out Alpargatas' plan for growth with the support of the shareholders, a team with the everyday challenge of surpassing new standards of efficiency and quality, suppliers that operate in conjunction in the development of solutions and technology, and, especially, customers in Brazil and around the world who identify value differentials in our brands.

São Paulo, February 17, 2006.

BOARD OF DIRECTORS


ANNUAL REPORT
SOCIAL REPORT
2005
ALPARGATAS
MADE IN
BRAZIL

SÃO PAULO ALPARGATAS S.A.


Gross Sales *
R$ million
Gross Margin %
727.6
816.2
919.6
1,138.2
1,369.4
45
40
35
30
2001
2002
2003
2004
2005
* Not consolidated with SantistaTêxtil.


EBITDA
R$ million
EBITDA Margin %
72.0
89.6
90.2
104.8
204.6
20
15
10
5
2001
2002
2003
2004
2005


Net Income
R$ million
Net Margin %
32.7
47.8
82.0
95.5
165.0
16
12
8
4
2001
2002
2003
2004
2005


Stockholders' Equity
R$ million
ROE %
418.1
438.7
493.4
554.7
655.3
40
30
20
10
2001
2002
2003
2004
2005


Sales per Employee
R$ thousand
55.8
63.6
77.7
86.8
100.0
2001
2002
2003
2004
2005


Market Value
R$ million
Multiple of EBITDA
211.0
212.0
390.0
702.0
1,360.0
7x
5x
3x
1x
2001
2002
2003
2004
2005

2005 Highlights

- Gross sales, not consolidated with Santista Têxtil, rose 20% to total R$ 1,369 million.
- Gross margin rose 3.6% and represented 45.1% of net sales.
- EBITDA (earnings before interest, tax, depreciation and amortization) increased 95%, with a net sales margin of 18.8%.
- Net income grew 73% and accrued R$ 165 million.
- Distribution of dividends to shareholders totaled R$ 54.9 million, 35% of the year's net income, including the legal reserve allocation.
- Preferred shares appreciated in value by 102%.
- 160 million pairs of footwear sold, 13% higher than 2004's volume. Sales of industrial fabrics totaled 16.4 million m^2.
- 412 footwear models were launched.
- Eighteen thousand direct footwear points-of-sales in Brazil.
- Exports to 80 countries.
- All targets relating to strategic planning actions met.

Main Indicators

R$ million	2001	2002	2003	2004	2005
Gross sales	727.6	816.2	919.6	1,138.2	1,369.4
Net sales	610.3	683.9	767.2	904.1	1,090.0
Gross profit	227.3	257.9	290.0	375.5	491.3
EBITDA	72.0	89.6	90.2	104.8	204.6
Net income	32.7	47.8	82.0	95.5	165.0
Gross margin	37.2%	37.7%	37.8%	41.5%	45.1%
EBITDA margin	11.8%	13.1%	11.8%	11.6%	18.8%
Net margin	5.3%	7.0%	10.7%	10.6%	15.1%
Working capital	120.6	135.4	159.8	193.4	166.7
Long-term assets (liabilities)	18.4	(1.6)	(23.8)	(36.3)	(47.2)
Permanent assets	254.9	267.0	287.9	278.4	293.9
Capital employed	393.9	400.8	423.9	435.5	413.4
Net cash	24.2	37.9	69.5	119.2	241.9
Stockholders' equity	418.1	438.7	493.4	554.7	655.3
Current ratio	2.1	2.3	3.1	3.5	3.9
Return on stockholders' equity	7.8%	11.0%	17.5%	23.5%	37.2%
Sales per employee – R$ thousand	55.8	63.6	77.7	86.8	100.0
Market value – R$ million	211.0	212.0	390.0	702.0	1,360.0
Market value as a multiple of EBITDA	2.9x	2.4x	4.3x	6.7x	6.7x

Alpargatas



Industrial Units

Campina Grande – PB
Sandals

Manaus – AM
Industrial Textiles

Mogi Mirim – SP
Footwear

Natal – RN
Footwear

Pouso Alegre – MG
Industrial Textiles

Santa Rita – PB
Footwear

Veranópolis – RS
Footwear

Veranópolis – RS
Sporting balls

São Paulo Alpargatas is Brazil's largest footwear and sporting goods company. Havaianas, Rainha, Topper, Mizuno, Timberland and Locomotiva are just some of Alpargatas' owned and licensed brand names, a daily part of the lives of millions of consumers in Brazil and the 80 countries to which its products are exported.

Havaianas is the biggest selling sandal in the country with an 80% share of the rubber sandals market. Together, Rainha, Topper and Mizuno were ranked in first place in athletic footwear category at the end of 2005, registering an 11.3% market share. Timberland is the world's largest outdoor brand, while Locomotiva is the sector leader in transport coverings.

Alpargatas runs eight industrial units and 11 satellite plants that directly employ 11,400 people. It is also active in retail through the Meggashop and Timberland stores.

Founded in 1907, its shares have been traded on the São Paulo Stock Exchange since 1913, and the Company belongs to the group of Bovespa's Level 1 Corporate Governance companies. It has over five thousand shareholders. It is controlled by the Camargo Corrêa Group, a long-term shareholder, one of the largest and most established Brazilian conglomerates with operations in various sectors of the economy.

Alpargatas owns a 30.7% share of Santista Têxtil, one of the world's biggest Denim manufacturers.

In 2005, gross sales, not consolidated with Santista Têxtil, reached R$ 1,369 million, representing a 20% increase over the previous year, with the sale of 160 million pairs of footwear and 16.4 million m^2 of industrial fabrics. Revenue from exports rose 47% in dollars and represented 6% of net sales. Net income, accruing R$ 165 million, rose by 73%.

Vision

To be a global company of desired brands in sporting goods, footwear and industrial textiles.

Mission

To develop and market innovative, world-class and profitable products of high perceived value and quality and to create value for shareholders, employees, suppliers and customers while acting with social and environmental responsibility.

Values

Ethics

Internal and external policies guided by the principles of integrity, honesty and transparency, with full observance of laws and regulations.

Respect for People

Constructive relationships that valorize team work, personal and professional development and quality of life, with zero tolerance for any kind of discrimination, intimidation or favors.

Innovation

Continuous improvement of products and processes, with a capacity to anticipate trends, develop and apply new technologies that help increase productivity and competitiveness, strengthening our brands on the domestic and international markets.

Consumer Satisfaction

Winning brand loyalty by supplying distinctive and top quality products and services, identified as synonymous with innovation and quality.

Commitment

Striving to achieve the Company's aims and strategies, involving expenditure and cost control, a focus on quality and active participation in the search for ideas and solutions that ensure our growing competitiveness.

A Brand Company

A Brand Co

SÃO PAULO ALPARGATAS S.A.

Summary

Annual Report

Social Report

Financial Statements

Message from the CEO

2005 exceeded our expectations. It was an important year as we achieved even better results than those obtained in 2004, a year in which Alpargatas had already attained record levels of performance. Our footwear sales grew 13%, while Brazilian production as a whole declined by 4%.*

Another positive point was the upward trend in revenue and profitability. Our sales increased by 20%, gross margin went up 3.6 percentage points and cash generation, measured by EBITDA, rose 95%. This excellent operating performance led to a 73% increase in net income. All this was made possible by enriching the sales mix with the manufacture and marketing of higher added value products, the result of our focus on research, innovation and quality. Another contributing factor was the decrease of industrial costs, due to greater efficiency in the use of materials and a reduction in expenditures in general — with day-to-day activities that help our people remain aware of the importance of making savings wherever possible.

This performance was in line with the goals of the Company's strategic planning and demonstrates our capacity to transform ideas and plans into reality. At the same time, it increases our responsibility towards maintaining such high standards of productivity and profitability, knowing that we face big challenges in reaching our target of expanding Alpargatas over the next few years. We intend to meet this target through organic growth and the implementation of the projects set out in our strategic plan.

Examples of the work we began in strategic areas in 2005 include:

- two large-scale projects aimed at industrial optimization and the increase in plant capacity, including all the pre-requisites of quality, speed of processes and modernity of the industrial park;
- internationalization of the Company;
- innovation, research and development, an area of vital importance for the fashion sector – we began construction of our Center of Innovation, Research and Development, enabling us to apply the discoveries to manufacture more competitive, modern and visually attractive products;
- quality of products, processes and services;

*Source: Abicalçados

- implementation of an enterprise resource planning (SAP) which will enable interaction with the entire production chain and the information generated by all the Company's administrative and financial operations;
- improvement of employee skills, ensuring we have a team prepared to work in the international environment – our challenge is to introduce a management model allocating more direct responsibility to our staff and establishing a more competitive culture, preserving the excellent organizational climate and knowledge, two of the distinguishing features of Alpargatas.

This work has been undertaken without forgetting three fundamental aspects: brand appreciation, providing our main competitive edge in a strategy that has contributed to sustaining the Company's excellent track record; relations with the community and conservation of the environment. Desire for our brands keeps on growing in Brazil and across the world. We have extended the activities of the Alpargatas Institute to other towns and cities, including a larger number of children in the Education Through Sport Project. We have continued to introduce clean technologies and the rational use of resources in our industrial units, highlighted by the projects for reusing industrial water and the use of natural gas as an energy source.

All these measures demand large-scale investments and will allow Alpargatas to consolidate its position as a highly productive company with even higher quality than at present. The Company's business profile, with a strong capital structure and a sound financial base, is a competitive advantage providing the underpinning of our planned expansion.

But we are also aware that accelerated growth processes are accompanied by the tendency for a temporary reduction in capital returns, a product of both the learning curve and the high level of resources to be invested. Our goal is to ensure the lines of expansion and return remain parallel, preparing the way for a company that will be operating on another level of competitiveness in the future.

We are certain that execution of this growth plan is only possible with the support of our shareholders, a team challenged daily to attain new standards of efficiency and quality, suppliers who collaborate in the development of solutions and technologies and, above all, customers and consumers, in Brazil and in the world, who identify the distinctive value of our brands.

Márcio Utsch
Chief Executive Officer

Strategy

The Company's strategic plan has set out the guidelines that will orient our operations over the next years, aiming to ensure sustained growth of revenues in local and foreign currencies, a greater market share, international brand recognition, profitability and creation of value for shareholders.

These objectives will be reached by undertaking a series of actions defined within four strategic areas: industrial optimization; quality; innovation, research and development and internationalization.

During 2005, our strategic plan was elaborated to identify the projects needed to ensure its implementation. Many of these projects were started during the course of the year in line with the pre-established schedule.

Strategic Areas

Industrial Optimization
- Access to low-cost production
- Scale and productivity gains
- Increase in production capacity

Quality
- Quality assurance:
  - raw materials
  - processes
  - products
  - services
- Systematic corrective measures

Innovation, Research and Development
- Innovation
- Technology
- Increase in competitiveness:
  - time to market
  - world-class

Internationalization
- International expansion:
  - marketing
  - sales
  - distribution

Industrial Optimization

Expansion production capacity of sandals plant was begun, along with the process of optimizing the manufacture of sports footwear, in order to obtain economies of scale and a rise in productivity.

Quality

Various actions were undertaken with the aim of ensuring the quality of raw material purchases, processes and services. The Company's Quality Policy was drafted and projects with quick actions and results were developed, providing significant gains in safety, costs and quality. Supplier Quality Management was also implemented to ensure the capacity, uniformity and quality of supplies.

Innovation, Research and Development

The Alpargatas Center of Innovation, Research and Development, presently under construction, is part of the strategy of continuously improving products and processes and will assist in the development and application of new technologies, which boost the Company's competitiveness, strengthening its brands on the domestic and international markets.

Internationalization

The conquest of new markets in which its brands have a potential for growth is fundamental for Alpargatas to become a global player. The Company has evaluated these markets and planned its operational strategy for the following years.

Business Units

Alpargatas' business profile can be summed up in a single word: brands. This position has allowed the Company to remain unaffected by the slowing down of the Brazilian footwear market and the decline in export competitiveness caused by the weakening of the dollar against the Brazilian real.

Brazil is the world's third largest producer of footwear. In 2005, total production was 725 million pairs, 4% lower than 2004.

Alpargatas is the market leader in its sectors, enjoying an 80% share of the rubber sandal market and an 11.3% share of athletic footwear at the end of 2005. It also maintained the largest portion of the industrial fabrics market with a 33% share of the transport and agribusiness sectors.

Domestic and foreign sales in 2005 totaled 160 million pairs of footwear and 16.4 million m^2 of industrial fabrics. Footwear exports totaled 13 million pairs.


Sales Volume
Million pairs
132.5
129.8
123.7
142.0
160.0
2001
2002
2003
2004
2005

Sandals

Total sales volume was 148 million pairs, 8% of which were exported to 80 different countries. To meet the record demand for Havaianas sandals, a fourth shift was set up at the Campina Grande industrial unit, which involved the hiring of another 800 employees.

Sporting Goods

The Business Unit combining Rainha, Topper and Mizuno brands sold eight million pairs of footwear. There is synergy of the three brands in terms of product development, manufacture, marketing, distribution and communication, with each brand occupying a market niche:

- Mizuno in running;
- Topper in soccer;
- Rainha in volleyball.

A shared strategy was implemented of reducing basic lines and launching more high-tech models with greater added value. In addition, the sports clothing lines were strengthened with innovations in design and materials to extend the use of the brands by consumers.

Business Development

The Meggashop chain of stores sold 1.7 million items of footwear and clothing. The 163 footwear models launched by Timberland, Conga, Bamba, Barbie and Sete Léguas boosted sales of these brands to four million pairs over the year.

Industrial Textiles

Total sales volume was 16.4 million m^2. The Business Unit focused on extending its range of products, recording better performance in lines with higher added value targeted towards the visual communication and decoration markets. Exports mostly involved coverings.

Brands

Brands

Brands are a competitive and strategic asset, since they ensure market share, stimulate consumption and influence the capacity to sell a product for a certain price. They are a determining factor at two moments: when chosen at the time of purchase and during the use of the product, ensuring consumer loyalty. By combining strong brands and innovative, high-quality products, Alpargatas has maintained its leadership of the market sectors where it is active, through brand names that form a part of the daily lives of millions of people in Brazil and abroad.


PAULO VON POSER

The growth in sales, prestige and image of the Havaianas brand reflects a strategy that combines innovation, creative communication, a wide portfolio of products, distribution and exports to more than 80 countries.

The focus is on increasing the perceived brand value. This has involved a continuous process of launching models and colors, which provide opportunities for use in any situation, strengthening the appeal of a democratic brand which everyone wears. The portfolio contains 39 models available in Brazil and 30 specially developed for the foreign market.

In the domestic market, the main launches in 2005 were:

- Cartoonists, adding irreverence and humor to the brand's image;
- Flash, with two new models – Hop and Way Etnics;
- Baby, in Pets and Estampas versions;
- Kids, with five new lines and a redesign of three already produced, segmenting the products for boys and girls to meet the growth in demand;
- Joy, a feminine line, with details in relief on fine and delicate straps.

The IPÊ line, the first marketing initiative related to environmental cause, was extended to infant sizes with IPÊ Filhotes, stamped with animals representative of Brazilian wildlife. Part of the revenue from the sale of these models is passed on to IPÊ – The Ecological Research Institute.

A process of category management was initiated at the self-service chain of stores, an innovation of Alpargatas in the footwear sector aimed at speeding up the development of this distribution channel, ensuring the brand's valorization. For the retail market – an opinion-making channel and a showcase for the brand – training courses were run for store vendors and managers, which formed part of the Havaianas success story.

Thirty specific models were launched for the foreign market, with differences in designs and themes relating to the local cultures, as well as the use of beads and crystals on products perceived to have higher added value.

Havaianas took part in the Year of Brazil in France, with special spaces in traditional department stores such as Galeries Lafayette and Printemps. An exhibition was also mounted in the Chapel of the School of Fine Arts in Paris, closed with an auction of Havaianas decorated by famous personalities, with all funds going to the Gol de Letra Foundation.

To strengthen its market profile as a fashion accessory, Havaianas took part in the Fashion Weeks of São Paulo, Rio de Janeiro and New York, as well as being present at the Amni Hot Spot, a space for new fashion designers at the Iguatemi Shopping Center in São Paulo.

havaianas.


SYSTEM
3000
RAINHA
PAULO VON POSER

Committed to making sports practice a pleasure, Rainha is anchored in Brazilian volleyball. It supports the development of the sport in the country, as official sports brand of the Volleyball Super League. Additionally, it sponsors the teams of Minas Tênis Clube, Brazilian vice-champion, Banespa, Unisul and Ulbra, as well as the pairs Ricardo and Emanuel, world beach volleyball champions, and Adriana Behar and Shelda, silver medalists in the 2004 Olympics.

With 63 models launched, the highlight of the year was the Neo Line of footwear, which revives the history of the brand – the pioneer in sportswear in Brazil – with a retro language and fashion look. The 18 footwear models, as well as clothing and accessories, contributed to increasing Rainha's share of the premium market sector.

The Running and Fitness lines were increased to supply Rainha footwear and clothing for personal fitness activities. The Fitness line has the System 3000 technology, which allows the consumer to adjust eyelets to correct impact, which reduces the risk of injuries, improves posture and increases the comfort and durability of the shoes.

Another initiative was the relaunch of the shirt used by Brazil's 1984 silver medalist volleyball team – the year in which Brazil won its first medal in the Olympics – combining the same design and logo for the period with a technologically advanced fabric.

By using more niche-based marketing, Rainha has increased its high-end sales points in the footwear retail market. It was also present at the São Paulo Fashion Week, as one of the few sports brands to take part in the event, showing the flexibility of use in different environments and client profiles, without losing its sports connection.

RAINHA


TOPPER
PAULO VON POSER

The incorporation of new raw materials and technologies has allowed Topper to launch products with higher added value, increasing its prestige and recognition among consumers. Closely identified with soccer, in 2005 the brand celebrated 30 years on the market. There were 46 product launches during the year, led by the new Visible models and the Júnior and Training lines.

The Visible line innovated with step adjustment for soccer footwear. With eight different models, it developed new footwear for indoor use, society and futsal soccer. The use of microperforated and extremely soft synthetic leather provides comfort and helps foot transpiration.

The launch of the Júnior line consolidated the brand's presence among the eight to twoelve years old public. Market research indicated high brand recognition among youngsters, who highlighted the sole cushioning system as an important feature. Totaling 16 models, the market segmentation opened up new retail spaces, boosting the brand's sales.

With the Training line, Topper returned to the segment after three years' absence. On another front, the Dynatech line of women's clothing and footwear was launched, developed specially for this group of soccer players.

In the sports ball market, the highlights were the launch of the Ultra model for the amateur player and KVCarbon, manufactured with Kevlar® fiber and carbon. Used in the São Paulo Soccer League, this ball is a product with higher durability and precision and lower water absorption. A special series was also launched, featuring 100 numbered balls, in the colors green, yellow and white. Awarded as a prize in a cultural competition celebrating Topper's 30 years on the market, they attracted the interest of consumers and store vendors.

The brand's footwear have a strong sales appeal in Japan, the leading country for Topper's exports.

In 2005, a special line was developed for the Japanese market, which identifies Topper as a fashion brand as well as a sports product.

Brand uniforms are worn by the teams of São Paulo (world champions, three-times champions of the Copa Libertadores and São Paulo League champions), Internacional (Brazilian vice-champions), Cruzeiro, Goiás and Sport Recife.

In 2005, the 12th Topper Futsal (Indoor) Cup was held, involving more than 1,100 teams from Greater São Paulo. To develop a taste for the sport, the brand also promoted the Topper Metropolitan Amateur Soccer Cup, covering São Paulo city and the rest of the State.

TOPPER


MIZUNO
wave creation 6
PAULO VON POSER

Leader in the running segment and the only sports brand to receive the seal of quality from the Brazilian Sports Medicine Society, Mizuno invests in the concept of high performance combined with protecting the consumer's health and well-being.

It is also the only brand on the world that combines stability and cushioning with a footwear model for each type of foot and sole. In total, 71 product introductions were made during the year.

Mizuno innovated again with the launch of the Urban Runners line. An MP3 music player and a mini-CD were incorporated into the Wave Creation 6 model. The objective is for athletes to pace themselves in time to the music, in line with the performance targets set for their training.

The project was fully developed in Brazil, in a limited edition of five thousand pairs. The line was completed with clothing items, including a top with inset crystals, highlighting its exclusivity.

The brand's exclusive Wave technology was improved by worldwide implementation of a new sole composition, which doubles resilience, allowing the sport shoe to be used everyday.

There was also an expansion of the women's line with footwear and clothing, the result of programs to boost Mizuno's presence among female consumers.

Another highlight of the year was the increase in clothing sales, spurred by sponsored events such as the Mizuno Ekiden. A Brazilian version of the traditional Japanese relay race, the event was held in Rio de Janeiro and involved more than four thousand participants including celebrities and top runners.

As the brand sponsoring the largest number of athletes in Brazil, Mizuno became the main brand name in the triathlon, a position reinforced with the launch of Wave Iron, the first footwear specifically designed for this modality. It also sponsors Brazil's largest sports consultants, linking its name with around four thousand people belonging to these racing groups.


PAULO VON POSER

Timberland's strategy has been based on innovation and the introduction of products with higher added value. Some 119 products were launched over 2005, led by the Delirium Pro Low model, which represents a revolution in the adventure sports sector. Developed in collaboration with the GoLite Team, a professional U.S. adventure racing team, it is an ultra light shoe made from fabric and nylon, which provides efficient drying and water draining. It uses a practical lacing system and comes with an easy-to-remove neoprene ankle glove, which prevents sand, earth or stones from entering the footwear. The Agile IQ System provides stability and flexibility.

Another innovation was Travel Gear, part of the smart-comfort line, which offers the versatility of two shoes in one. Using a single base and two uppers – one casual, the other sporting – it was specially developed for the travel segment.

As part of the corporate strategy, a total of five new stores were opened in the Villa-Lobos, Jardim Sul and Higienópolis shopping centers in São Paulo, and the Barra and Rio Sul centers in Rio de Janeiro, increasing the number of exclusive stores in Brazil to eight. The store design is based on the international standard in a contemporary style with the use of materials that reinforce the brand's profile: wood, metal, leather and stone.

Aiming to maintain close proximity with the opinion-making public, Timberland was present at the Adventure Sports Fair, the most important fair of its kind in the southern hemisphere, as well as supporting Ecomotion Pro, the main adventure race in Brazil.

Alpargatas employees took part in SERV-A-PALOOZA, worldwide program promoted by Timberland with environmental conservation initiatives and support for welfare bodies. The event involved the creation of a seedling nursery with plants donated by the non-governmental organization SOS Mata Atlântica.


SETE LÉGUAS

Forty product launches strengthened the market position of Conga, Barbie and Bamba brands during the year, in line with the strategy of increasing growth in the infant-teenager fashion market.

To meet the demand of children between one and three years old, Conga Baby was launched in three models and various color options. The line will be expanded in 2006 with new types, prints and aromas.

Totaling 27 shoes for girls from three to ten years old, the Barbie line included various launches over the year.

Bamba Floribella, developed in conjunction with script merchandising, has featured prominently in the soap opera Floribella, broadcast by the Bandeirantes Television Network. The tennis shoe forms part of the background to the story and is used continuously by the main character in an initiative which boosted its sales in the children and teenage markets.

The Sete Léguas brand featured the launch of new types of boots for firefighters, fishermen and for use in mining and forestry activities. Imported by Alpargatas, which monitors and certifies the quality of the products, these boots offer special protection for particular niche markets.

CONGA®

BAMBA®

SETE LÉGUAS


TOPPER
VISIBLE
MEGGASHOP

As the largest chain of outlet stores in Brazil with 26 units across eight states, Meggashop consolidated its position as a model business in strategic support for Alpargatas brands.

The stores are in a phase of standardizing their visual communication and altering the layout of products, to enhance and raise the visibility of the display of footwear, clothing items and accessories.

The stores are an integral part of product life-cycle management, marketing discontinued items and maintaining brand valorization. For customers, they represent the chance to buy an excellent product at an attractive price.

The Sea Club and USTop brands are also supplied, both from Alpargatas. The store located in the SP Market shopping center in São Paulo contains a special corner for Timberland, which uses the brand's standard visual identity.

The average store size is 350 m^2 and 50% of them are located in shopping centers.

MEGGASHOP


LOCOMOTIVA®
www.lonasalpargatas.com.br
A LONA CERTA PARA A CARGA CERTA
12/04
PAULO VON POSER

Following investments in product differentiation and development, Industrial Textiles introduced a series of innovative products into the Brazilian market in 2005, strengthening its position in the visual communication and interior decoration sectors with high added value items.

In visual communication, Night&Day Sign, the first Brazilian polyester fabric for large-format digital printing, was the outcome of a year of research and development. The product provides high definition images and colors, accepting printing with water-based inks for indoor display or solvents for indoor and outdoor use. As well as innovatory, Night&Day Sign represents a new concept in visual communication for producing visually striking banners.

In the interior decoration line, the first fabric for curtains with antimite and antifungal treatment pushed sales in the sector and aroused the interest of the specialized media.

For the transformation market, a stonewashed canvas with the appearance of heavy use and wear is in the final phase of development: this is intended for use in jackets, bags and accessories, a market opportunity identified through client research.

Production of cotton canvases was fully internalized over the year. The aim is to accelerate processes and increase control over the quality of the final product, as well as allowing greater dynamism in developing new products for the footwear, interior decoration and transformation sectors.

Investments in technology and development will enable an increase in operations in other sectors, reducing the dependency on the transport and agribusiness markets over the next few years.

LOCOMOTIVA®

NIGHT&DAY

Financial Performance

The presentation and discussion of the financial performance of Alpargatas in 2005, as well as comparison with the 2004 results, are based on its consolidated Financial Statements included in the Explanatory Note 23, which exclude the financial information of the subsidiary Santista Têxtil S.A., maintaining the result of the equity accounting method of this company.

Sales and Gross Profitability

Gross sales, not consolidated with Santista Têxtil, was R$ 1,369 million (20% growth in relation to 2004), boosted by product development and innovation. Over the year, 412 models of footwear were launched, producing a sales mix with higher added value. The 47% increase in export dollar revenues contributed to this result, representing 6% of the year's net sales.

Alpargatas has invested in development of materials, new technologies, quality, improvement of industrial processes and logistics and labor training, with the aim of reducing production costs. These factors, associated with the higher added value sales mix and the price stability of raw materials, led to an increase in gross profitability over the year. In the last quarter, the gross margin reached 46.7%, providing a margin of 45.1% for the year. With a 31% growth in relation to 2004, the gross profit reached R$ 491 million in 2005.


Gross Sales*
R$ million
Gross Margin %
727.6
816.2
919.6
1,138.2
1,369.4
45
40
35
30
2001
2002
2003
2004
2005
*Not consolidated with SantistaTêxtil.


Operating Income*
R$ million
Operating Margin %
50.6
82.6
77.3
95.0
182.1
20
15
10
5
2001
2002
2003
2004
2005
*Before exchange rate variation and financial charges on taxes.

Operating Expenses

Alongside the cost management program and the increasing productivity gains, the Company has exerted strong control over operating expenses. As a result, there was a reduction of two percentage points in selling, general and administrative expenses, which ended the year with a 30.8% share of the net sales. Net financial revenues totaled R$ 26.4 million, a rise of 124% over the 2004 results. This performance represented an increased volume of funds invested in the financial market and higher average investment rates. Equity accounting declined to R$ 5 million, reflecting the lower income of the Santista Têxtil subsidiary.

Operating Income

In 2005, Alpargatas obtained an increase in operating income with the margin reaching 16.7%, representing an upturn of 6.2 percentage points. Operating income before exchange rate variations and financial charges on taxes, reached R$ 182.1 million, 92% higher than the previous year. The result reflects the rise in gross profit, the proportional reduction in selling, general and administrative expenses and the higher net financial revenues.

The gain in exchange rate variations was R$ 5.3 million, stemming from the 11.8% appreciation of the real in relation to the U.S. dollar. The operating income, after exchange rate variations and financial charges on taxes, was R$ 178 million, more than double the result of R$ 88.4 million recorded in the previous year.


EBITDA
R$ million
EBITDA Margin %
72.0
89.6
90.2
104.8
204.6
20
15
10
5
2001
2002
2003
2004
2005


Net Income
R$ million
Net Margin %
32.7
47.8
82.0
95.5
165.0
16
12
8
4
2001
2002
2003
2004
2005

EBITDA

The excellent operating performance, with the success of corporate strategy and the increased focus on quality, productivity and a higher added value sales mix, allowed the Company to obtain an operating cash generation, measured by EBITDA (earnings before interest, tax, depreciation and amortization), of R$ 204.6 million, 95% higher than the sum achieved in 2004. The EBITDA margin presented a growth of 7.2 percentage points over the year, reaching 18.8% in 2005.

Net Income

With a strong performance over the 2005 fiscal year, Alpargatas' net income totaled R$ 165 million with a net margin of 15.1% or 4.5 percentage points higher than in 2004. The result represented an increase of 73% in relation to the previous year, even though the sum relating to income and social welfare taxes grew in 2005.


Cash Flow
R$ million
183.2
204.6
(22.5)
(51.2)
25.5
(68.7)
4.6
(9.2)
43.9
(15.8)
294.4
Cash balance 12/31/2004
EBITDA
Invest. in working capital
CAPEX
Financial income
Interest on own capital paid
Interest on own capital received
Loans amortizations (net)
Sales of assets
Share repurchase
Cash balance 12/31/2005

Cash Flow

Alpargatas ended the year with a cash balance of R$ 294.4 million, a sum 61% higher than the position on December 31, 2004. The main factor responsible for the increase in available funds was the strong cash generation from operations, as well as the receipt of R$ 43.9 million from sales of assets. The performance allowed the disbursement of R$ 68.7 million in remuneration to shareholders during the fiscal year and capital expenditures of R$ 51.2 million.

Debts

Alpargatas' gross debt on December 31, 2005 was R$ 52.5 million, 67% with long-term maturity. The Company's debt is mostly concentrated in foreign loans with the IFC (International Finance Corporation).

Capital Market

Total Capital


18,683,323 shares
Controlling shareholder 33.9%
Companies 29.5%
Funds 23.9%
Individuals 10.7%
Treasury 2.0%

Preferred Shares Performance


Index 100 = 01/01/2001
841
219
100
2001
2002
2003
2004
2005
Alpargatas Preferred
Ibovespa

Dividends and Interest on Own Capital


R$ million
12.0
27.0
27.0
36.0
54.9
2001
2002
2003
2004
2005

With shares traded on the São Paulo Stock Exchange since 1913, Alpargatas is included in Bovespa's Corporate Governance Index – IGC.

Share Performance

Alpargatas' preferred shares rose 102% in value in 2005, while the Ibovespa recorded a variation of 27.7% and the IGC 43.7%. They were present in 96% of the trading sessions with a total of 2,600 completed transactions, involving a financial volume of R$ 145 million. Market capitalization at the end of the year reached R$ 1.4 billion, compared to R$ 702 million in 2004.

This performance reveals the increase in the liquidity of the shares, reflecting the sustained growth of the Company's business and the improvement in its Corporate Governance practices, primarily in terms of the principle of transparency. In this process, the support of the controlling shareholder, Camargo Corrêa, has been fundamental.

In September, the Level 1 ADRs (American Depositary Receipts) program was ended, having been run on the U.S. over-the-counter stock market since 1994.

Share Grouping

In April, an Extraordinary General Meeting approved the grouping of shares in the proportion of 100:1 shares of the same kind and class. From June 9, 2005, Alpargatas' shares switched to being traded on the Bovespa only for the unit quotation and with a standard lot of 100 shares.

Share Repurchase

A share repurchasing program was run to invest available cash funds. During the year 335,700 Company shares were purchased via the stock market.

Shareholder Remuneration

The Board of Directors approved, *ad referendum* of the General Shareholders' Meeting of 2006, the distribution of R$ 54.9 million in the form of dividends and interest on its own capital, relating to the 2005 fiscal year, R$ 53.1 million of which was paid during the year. The amount corresponds to 35% of net income, adjusted to include the legal reserve.

Capital Expenditures



CAPEX
R$ million
36.2
25.7
20.7
25.0
51.2
2001
2002
2003
2004
2005

In 2005, R$ 51.2 million was invested in plant modernization, expansion and optimization projects, as well as the environment, quality, store openings and the implementation of an enterprise resource planning (SAP).

For the period from 2006 to 2008, the Board of Directors approved investments of R$ 95 million. These funds will be used in plant expansion and modernization projects as another step towards consolidating the Company's leading market position and allowing it to conquer new markets in Brazil and abroad.

In 2006, the Board believes it will be possible to continue the sustained growth in the Company's business by continuing to implement the projects contained in the strategic plan. To attain this objective, some of the main initiatives supporting the growth of the Business Units will be:

Sandals – innovate; discover new technologies; product portfolio; invest in communication and selective distribution.

Sporting Goods – position brands/sectors; focus on higher added value products; develop/apply new technologies and invest in communication.

Business Development – expand Timberland; extend the professional and safety footwear lines and increase the share of the infant-teenager market.

Industrial Textiles – supply solutions to various sectors (transport, visual communication and transformers) and add value to products considered commodities.

Corporate Governance

Alpargatas has constantly improved its Corporate Governance practices as part of its strategic management model. As a Level 1 Bovespa Corporate Governance company, it is committed to even more transparent standards of communication with the market, fair and equal treatment of all stakeholders, accountability and social responsibility.

NÍVEL 1
BOVESPA BRASIL

Alpargatas maintains a Material Fact and Share Trading Policy, approved by the Board of Directors, which defines periods of restrictions on trading its shares. It also adopts an Ethics Code, which sets out standards of business and personal conduct to be followed on a day-to-day basis.

Board of Directors

The Board has been elected for 2005/2008 three-year period and is made up of six effective members and an equal number of alternates. Two board members represent the minority shareholders. The main function of the Board of Directors is to define the Company's business strategy, as well as elect and supervise the executive officers and decide on the more important investments. The meetings take place at least six times per year and the officers are invited to present and debate strategic questions relating to their areas of operation.

Board of Auditors

Made up of five effective members and an equal number of alternates, two of whom represent the minority shareholders. Its main responsibility is to offer an opinion about the Company's financial statements. Its members are elected once a year at a shareholders meeting and meet at least four times during the fiscal year.

Private Pension Fund Advisory Committee

Formed by members of the Board of Directors, of the Executive Management and representatives of Alpargatas employees, it defines the investment strategies and monitors the performance of the private pension fund managers.

Management Committees

Made up of representatives of the Board of Directors and the Executive Management, these committees provide management support with technical advice on specific topics. The Audit Committee has the task of evaluating the efficiency of controls based on the internal and external audit reports. The Finance Committee is responsible for monitoring, advising and evaluating financial management.

The Human Resources and Stock Options Program Committee is responsible for defining Company policies concerning its employees and the management's stock option program. The Market Intelligence Committee permanently monitors Alpargatas' operational environment, supporting the decision making process and the construction of competitive advantage. The Marketing Committee acts at corporate level to ensure adequate management of all the Company's brands and its institutional image.

Executive Management

The Statutory Executive Management is comprised of a president and up to five officers, all market professionals. Its members are elected by the Board of Directors for a one-year term of office with the possibility of re-election. The Executive Management is responsible for executing the strategic decisions of the Board of Directors and for direct management of the Company's business.

Shareholders' Meeting

The Annual General Shareholders' Meeting brings together Alpargatas' shareholders once a year to analyze and approve the Financial Statements, examine the accounts from managers, define the destination of net income, ratify the distribution of dividends and/or interest on own capital and elect members of the Board of Auditors. The Board of Directors is elected at this meeting every three years. Extraordinary General Meetings are held to deal with specific subjects that require shareholder approval. The Company publishes the notices on these meetings as soon as possible, including releasing them on its investor relations website. The meetings are held at the Company's headquarters in São Paulo.

External Auditing

Company policy in relation to external auditors ensures there is no conflict of interest or any loss of independence or objectivity. In 2005, the only contracted services comprised financial auditing by the company Deloitte Touche Tohmatsu, which has audited the Company's balance sheets since 2004.

Risk Management

Alpargatas uses a risk matrix, which identifies the probability and impact of factors that can affect its business performance. A Risk Committee proposes mitigating and/or monitoring actions. This Committee will be consolidated as a corporate structure.

Financial Risks

Client credit – The spread of clients limits the impact of payment defaults. There are around 14 thousand clients and the largest of these represents less than 3% of the Company's revenues. Credit management is guided by a policy that sets levels of authority for approving credit limits, which are evaluated according to criteria and procedures of a system developed by Serasa. A conservative criterion is adopted in accouting client debts, which are provisioned 60 days after the due date.

Exchange rates – Financial hedge instruments are contracted to minimize the effects of exchange rate fluctuations on short-term dollar-denominated debts. On December 31, 2005, the foreign currency debt represented 86% of the total, 67% with long-term maturity (to 2012). Additionally, exports provide a hedge against the potential impacts of exchange rate fluctuations on royalties and imports.

Interest rates – The debt in reais is contracted with pre-fixed interest rates, while cash is invested in financial products that accompany variation of the Selic rate.

Financial investments – Available cash funds are invested only in financial institutions of proven solidity and the allocation of sums are analyzed by the Financial department, reviewed by the Finance Committee and approved by the Board of Directors.

Operating Risks

Assets – Insurance is contracted for buildings and facilities, including clauses covering loss of profits. In addition, third-party civil responsibility insurance is taken out to cover any demands from consumers in Brazil and abroad.

Machinery and equipment – Investments, maintenance and training programs reduce the risk of problems occurring with machines and equipment.

Product – The success of the Company's brands in Brazil and abroad has increased the risk of product falsification, imitation and contraband. Alpargatas acts swiftly to identify these incidents, supporting the actions of regulatory bodies, and takes all necessary legal measures to combat the identified occurrences. The constant renewal of footwear lines lessens the chances of product falsification. Additionally, the sales strategy of the brands on the international market, using carefully selected sales points, helps combat these actions abroad.

Market – The footwear market is influenced by employment levels and the population's income. The risk of a shrinkage in sales volume is minimized through the mix of products and brands, which can be matched to the economic cycle. The research and development process, including the anticipation of market trends, also seeks to avoid fashion cycles affecting business.

Transport - An operations manual sets out the rules and parameters to be followed by contracted companies during transportation of the products from the plants to the client. There is also an annual performance assessment as a part of the process that has enabled a reduction in the percentage of cargo losses. The Company also takes out insurance to cover the transportation of its goods.

Environmental – Footwear production involves low environmental risks. Various processes are adopted to reduce the generation of solid wastes and the remainder is sold for recycling. Liquid effluents are processed in treatment stations, reducing the risk of water pollution.

Raw materials and supplies – The Company adopts processes for evaluating and controlling quality and raw material prices. Purchases are centralized in the Procurement department and non-strategic items of consumption are acquired in shared form with the companies of the Camargo Corrêa Group so as to obtain bargaining power and cost reductions. The Company permanently evaluates the development of alternative materials and new suppliers both in Brazil and abroad.

Strategic and Legal Risks

Information technology – In 2005, the process was started of implementing an enterprise resource planning (SAP), which will be in operation from the second half of 2006. Independent of this investment, a back-up system is maintained by a specialized company physically separate from Alpargatas, in order to safeguard all processed information. Contingency programs are adopted for emergency situations, lessening the risk of database loss. There is a formalized policy of information access and control is undertaken by managers from each area. The systems are frequently subject to internal and external auditing in order to evaluate risk points, which, if identified, are immediately covered.

Investments – The Company's Investments Policy establishes parameters for authorizing expenditure. Approval of an investment project is preceded by feasibility studies that take into account market outlooks and the rate of return.

Customs – The sports footwear sector is protected by average import tariffs of 35% and sandals by tariffs of 20%. This entry barrier can be altered or withdrawn by the Brazilian government. This risk is mitigated by the increase in productivity and the reduction in costs, expanding the margin of profitability.

Tax incentives – The large-scale footwear industries are located in regions offering tax incentives. As these were established as long-term commitments with state governments, and set out in decrees, the risk of these incentives being discontinued is small.

Intangible Assets

Brands

Its brands are considered one of Alpargatas' biggest assets, in line with its vision to become a global company. By selling brands, associated with a specific concept, and not simply products, value is added to footwear, sportswear and industrial fabrics, creating a distinct perception among consumers, boosting results and the Company's value. A number of its brands are synonymous with the category in question, for example Havaianas, Sete Léguas and Locomotiva.

People

Knowledge, experience, values and culture contribute to the intelligence of Alpargatas and increase its competitive advantage. Its professionals are highly informed about the dynamic of the footwear and industrial textile markets and work to identify consumer needs and anticipate trends. In 2005, a process was initiated of managing the knowledge accumulated within the Company by systemizing the registering of processes and wide-ranging discussion of best practices in order to make this information available and accessible to as many employees as possible.

Innovation

In a fashion market, the capacity for innovation is fundamental to winning over consumers and maintaining their interest in acquiring other products on future occasions. As well as audacious design aligned with fashion trends, research and development includes manufacturing processes, use of raw materials and specific technologies for the footwear market. In 2005, work was begun on the Alpargatas Center of Innovation, Research and Development, as just one of the initiatives dedicated to innovation. Another two are the marketing teams assigned to each brand and the professionals who travel the world in search of opportunities to create new and original products every day. In 2005, Alpargatas launched 412 footwear models, almost two per working day.

Awards

- The print media advertising of Havaianas won various awards in Brazil and abroad: London International Advertisement Award, El Ojo de Iberoamérica International Festival, Latin American Advertising Festival, Rio de Janeiro International Advertising Festival and the São Paulo Regional Columnists Prize.
- The new Havaianas website received the London International Advertisement Award and an award from the El Ojo de Iberoamérica International Festival.
- Rainha won Bronze at the Cannes International Festival and Gold at the Rio de Janeiro International Advertising Festival with the film Corridinha Matinal. The advertising for Rainha Neo also won Bronze, in the Print Media category, at the Rio de Janeiro Festival.
- Topper received Gold from the Brazil Columnists Prize and Bronze from the São Paulo Regional Columnists Prize with the film Câmera Lenta.
- Mizuno was awarded Silver and Bronze at the El Ojo de Iberoamérica International Festival with the films Homenzinhos and Champanhe.
- Alpargatas received the title of Sustaining Member of the World Federation of the Sporting Goods Industry.
- The mayor's office of Busan, South Korea, awarded Alpargatas the Acknowledgment Trophy, in recognition of its contribution to developing the footwear industry in the city.
- The Santa Rita plant, in Paraíba State, received the Sesi Prize for Quality at Work for the areas of management, safety, environment and corporate responsibility.
- The Manaus plant, in Amazonas State, received Recertification of the ISO 9001:2000 Standard.
- The Alpargatas Institute received the Environment and Social Responsibility Award from the Brazilian Training and Development Association.
- Seven projects created by the Alpargatas Institute, in partnership with public schools in João Pessoa and Campina Grande, in Paraíba State, were selected by the International Federation of Physical Education for presentation at the Scientific Session of the 21st Physical Education Congress in Foz do Iguaçu, Paraná State.
- Alpargatas received the Seal of Attendance from APIMEC (Association of Analysts and Professionals of Capital Market) for holding regular meetings with its associates over a three-year period.

Social Report

Social Re

Alpargatas invests continually in harmonizing the three dimensions of its business – economic, social and environmental – in the belief that this is the most effective way of growing in a sustainable form, contributing to social inclusion and the quality of life of future generations. The Company respects the guidelines of the Ethos Institute in terms of conducting relations with its employees and the communities with which it interacts, as well as the initiatives for reducing the impacts of its activities on the environment and awareness on the need to conserve the environment. Operating transparency is guided by the Company's values: Ethics, Respect for People, Innovation, Consumer Satisfaction and Commitment.


visão
missão
valores
SP ALPARGATAS
SP ALPARGATAS
PAULO VON POSER

Human Resources Management

In 2005, Alpargatas concentrated its efforts on disseminating its Vision, Mission and Values among all employees, through an action plan that included various channels of communication, as well as theatre shows in the industrial plants. Human resources managers were submitted to a training program on efficient staff management as part of the Interpersonal Relations Improvement Program, in order to increase their capacities for performing their role.

Training, Development and Education

Investments in employee training, development and education in 2005 totaled R$ 1.1 million. Supported by the results of the research into organizational climate, the training courses were focused on qualifying human resources managers.

With the aim of improving the technical qualification of 1,041 employees in the areas of administration, production, safety, health and environment, around 20 thousand hours of training were given at the Training and Development Center in João Pessoa.

Two long-distance course modules (e-learning) were launched during the year: one integrating new employees and another for sales teams, which focused on the process of manufacturing products and its application.

The Caminhar e Aprender Program enabled 356 employees to conclude their Elementary and High School education in classrooms set up within the plants.

Alpargatas has 11,400 employees.


Gender
Female 34%
Male 66%

Remuneration and Benefits

Alpargatas appreciates and encourages the work of its employees through efficient human resources management, the organizational climate, quality of life, wages compatible with the market, profit sharing and study grants.

The Profit Sharing Program, linked to the Company's operational and strategic plan, enabled the distribution of more than R$ 14 million to all employees in the form of short-term incentives.

The Stock Options Program, a long-term incentive, grants purchase options for preferred shares to Alpargatas executives with the objective of retaining and stimulating them to contribute to the Company's results and targets.

A model of variable compensation with specific indicators for Business Units was redesigned for the sales teams. Fairer, the new mechanism privileges the quality of work and its alignment with the Company's targets and objectives.

The Study Incentive Policy, which involves providing grants to professionals enrolled in technical, undergraduate, post-graduate and language courses, helped 760 employees to continue their studies.

With assets worth R$ 97 million, the Alpargatas private pension fund for employees obtained a yield of 21.5% during the year, surpassing the actuarial target by 14 percentage points.

Spasashop, an electronic sales system of Alpargatas products to employees, was redesigned, making it faster and easier to use, which resulted in the sale of 19 pairs/items per employee. Its gross revenues rose from R$ 2.2 million in 2004 to R$ 3.4 million in 2005.

Participating in Management

The Ciranda de Idéias, a program for stimulating the involvement of employees in the search for improvements for Alpargatas, surpassed all targets. Some 5,118 ideas were received and 448 put into practice in 2005. The savings generated with the implemented ideas totaled R$ 2.2 million.

Length of Employment
Up to 5 years 66%
From 6 to 16 years 30%
Over 17 years 4%



Age Breakdown
Up to 25 years old 37%
From 26 to 45 years old 57%
Over 46 years old 6%



Education
Elementary 57%
High School 38%
College 5%



Recognition System

The Company maintains a formal recognition policy, internally called Destaques, which aims to publicize the performance of people and teams in search of innovation and improvements.

Professional Training Programs

To promote the renewal of its professional workforce and widen opportunities to those entering the job market, the Company continued its Intern Training Program. Interns receive training in presentation techniques, creativity, negotiating, careers and teamwork, as well as on-the-job training. In partnership with the CIEE (Company-School Integration Center), Alpargatas supports high school students, offering practical internships in the Meggashop stores.

Diversity

Alpargatas maintains a policy of hiring individuals with special needs. In 2005, it focused on continuing the mapping of job functions capable of being occupied by professionals with particular disabilities. At the end of the year, 485 employees with special needs were working in its various establishments.

Quality of Life

In order to stimulate healthy habits and contribute to improving the quality of life of its professionals, Alpargatas promoted a series of actions in the health area. In 2005, 59 talks were given on women's health, healthy diets, tobacco use, family planning, dental hygiene and ergonomics. Vaccination and blood donation campaigns were also organized, the latter initiative mobilizing 240 volunteer donors. Employees in all units can also engage in workplace exercises, ran by specialized experts, and participate in socialization activities, such as festivals celebrating special dates and internal soccer championships.


VON POSER

Environmental, Health and Safety

Workplace safety, occupational health and environmental conservation are as important to Alpargatas as quality, costs, production, productivity and other managerial aspects.

Alpargatas operates with a focus on preventing damage to the environment and health, including continuous improvements to its production processes, in order to enhance the quality of life of employees, communities and future generations.

In 2005, R$ 5.4 million was invested in adopting, continuing and extending initiatives in the areas of workplace safety, occupational health and the environment. Examples include the installation of systems to protect against various types of risk and systems of exhaust ventilation, as well as continuing the Training Program in Workplace Safety and Occupational Health.

The Project Safety Review was strengthened during the year through the activities of multidisciplinary teams, which work to safeguard the physical integrity and health of employees, the preservation and maintenance of industrial facilities and the quality of the environment. The Alpargatas Ergonomics Program was also continued, developed over the past four years in partnership with Santa Catarina Federal University, with programs such as PCA (Hearing Protection), PPR (Breathing Protection) and PCMSO (Medical Control of Occupational Health).

All these measures are covered by the Environmental, Health and Safety Policy, thanks to which the accident frequency rate has been gradually reduced. Nine accidents were registered in 2005, a figure considered excellent in comparison with the average of the textiles and footwear industries.

Alpargatas continually invests in reducing the impact of its activities on the environment. Over the year it reformed the boilers at the Campina Grande and Santa Rita plants, which substituted the use of BPF oil for natural gas, less polluting and more economical.

Alpargatas also adequately disposes of all waste from its industrial units and satellite plants. Part of the material is reused internally and part is recycled by companies that are duly accredited and qualified by local environmental agencies. The companies receiving the final waste are regularly audited in order to ensure the materials sent are not disposed of inadequately, causing damage to the environment.

As well as replacing the energy source and ensuring the adequate treatment of waste, the following initiatives were adopted to contribute to environmental conservation:

- construction of various primary and secondary containment systems;
- removal of tanks with solvents;
- improvement of external deposits containing inflammable chemical products;
- refurbishing of temporary waste storage areas;
- construction of sanitary waste treatment station at the Veranópolis plant;
- reform and improvement of effluent treatment stations existing at other industrial units;
- recycling of industrial water with treatment and reuse in lavatories at the Campina Grande unit.

The Selective Collection Program is run at the plants, separating and appropriately disposing of materials such as wood, paper and card, plastics and iron scraps, as well as the Environmental Training and Education Program, which involves employees in discussions on how to lessen the impact of their activities on the environment.


PAULO von POSER

The Alpargatas Institute

Alpargatas' belief in the transformative power of education is reflected in the activities of the Alpargatas Institute, whose mission is to improve through sport the educational levels of children and teenagers of the communities with which the Company interacts.

The Institute coordinates the Education Through Sport Project, the Corporate Volunteer Program and donations.

The Education Through Sport Project, currently being run in the municipalities of Santa Rita, João Pessoa, Campina Grande and Natal, all in the Northeast Region, acts on three fronts:

- school activities, which uses qualified sports practice as a methodological tool for improving education within school hours;
- after school activities, in which pupils engage in a range of monitored sports activities outside of regular school hours;
- infrastructure of the sports spaces, which involves financial support towards improving the sports grounds and courts.

In 2005, as part of the above structure, the following projects were developed:

- nineteen projects in 20 public schools in Santa Rita, benefiting over 14 thousand students;
- sixteen projects in 16 institutions from João Pessoa, helping 18 thousand children and teenagers;
- five projects in five public schools in Campina Grande, involving 3,500 pupils;
- two after school projects in Natal, helping 1,300 people.

Education Through Sport Project

In Santa Rita, where 63% of the public schools participate in the project, the following achievements can be highlighted: the school performance of participants increased 6% in relation to 2004, while the permanence of students in the schools rose 7%.

In João Pessoa, a Center of Educational Excellence was created in partnership with the Paraíba State Government, run by a multidisciplinary team that assesses children and teenagers in terms of their basic physical qualities. The aim is to identify their sporting abilities and direct them towards the sports most suited to their physical profile. Twelve projects were created in 12 public schools, six of which were pre-selected. The pupils were submitted to physical, psychological and educational tests. The results of these tests will enable the creation of learning projects aimed at helping students to adapt better to their sporting abilities and, as a result, improve their school performance. In 2006, the process will be extended to 100% of the pupils from 33 public schools in Paraíba, benefiting a total of 29 thousand students in Elementary and High School education.

In Campina Grande, the five educational institutions involved in the project recorded a 5% improvement in the school performance of their pupils.

In Natal, where the two after school projects include ten school strengthening initiatives, 73% of the students improved their analytic capacity. School truancy among students taking part in the project was zero, achieving 100% of the project's goal. A total of 88% of these students passed in 2005.

Financial support from the Alpargatas Institute towards improving the infrastructure of sporting spaces allows children and teenagers to socialize in healthy environment, reducing the possibility of contact with drugs and crime.

In 2005, around R$ 300 thousand was invested in the purchase of didactic-pedagogical and sport materials, in funding school meals and in reforming the schools.

Corporate Volunteer Program

As well as stimulating and coordinating voluntary work within the Education Through Sport Project – which involves pupils, teachers, school employees and local residents -- the Alpargatas Institute also centralizes the actions of the Corporate Volunteer Program, specially targeted at employees and their families. In São Paulo, ten actions were undertaken, involving 167 employees and totaling 867 hours of voluntary work. The main initiatives were developed in partnership with the Sports Association for the Disabled, the Action Group for Children and Teenagers with Cancer, the Ondina Lobo Senior Citizen Home and the Allan Kardec School Home.

In the Northeast Region, another 150 employees took part over the year in actions such as:

- classes in athletics, sport, dance and music for public school pupils outside of school hours;
- basic electrics training classes for young people from the Santa Rita community;
- help for senior citizens;
- dental, auditive and clinical care for children and teenagers taking part in the Corporate Volunteer Program;
- social and psychological assistance for patients and families at the Padre Zé Hospital;
- monthly food raising campaigns;
- literacy program for youths and adults;
- recreational activities for children from the Aldeia SOS Brasil.

Donations

Alpargatas maintains a corporate donations policy that includes tight financial control of the quantities donated, their recipients and the results obtained. Most of the donations go to institutions engaged in educational activities and are registered as public service providers.

Relations with External Public

Clients and Consumers

In fulfilling one of its core values, Consumer Satisfaction, Alpargatas maintains a structure capable of meeting client needs and anticipating the desires of final consumers. With a presence at the main events in the footwear and fashion sectors – Couromoda, Francal, Fashion Weeks, Adventure Sports Fair – visits to clients and event promotion, it works to identify areas of improvement in relations and opportunities for increasing business for both the Company and its clients. One example is the research into retail sales points across Brazil. The objective is to gain a better understanding of the dynamic that the consumer has with each distribution channel and to ensure more efficient management of product categories as a way of increasing the sales return. In Industrial Textiles, the Company has adopted a model focused on personalized sales, in which direct contact with clients from agribusiness and the transformation industry allows the development of appropriate solutions catering for each necessity. The brands have also extended their consumer relations programs. The Mizuno Runners Team supports groups of runners from São Paulo city. Havaianas consumers are stimulated to customize their sandals.

Suppliers

In selecting its suppliers, Alpargatas has established rules ensuring qualification and competitive costs when contracting products and services. This work is developed in conjunction with the Procurement and Quality areas, as well as the plants, establishing a dynamic relation between the supplier and the Company.

The acquisition process is centralized in the Procurement area, responsible for ensuring good business practices, the transparency of processes and competitiveness in the purchase of raw materials and services.


Distribution of Added Value
R$ 567 million
Employees 36.4%
Government 29.0%
Profit reserves 20.5%
Shareholders 9.7%
Capital financiers 4.4%

Alpargatas was a pioneer in the footwear sector in adopting a supplier evaluation system, which considers product specifications, the level of service, competitiveness, compliance with delivery deadlines and support towards the innovation process.

This system has already been running for six years with transportation companies, including the joint production of an operations manual designed to ensure the best service in the flow of products.

Suppliers are also encouraged to take part in the product development process. This policy aims to boost the capacity to meet the large volume of line and model launches with innovative technological solutions and competitive costs. The process also involves international suppliers.

Government and Society

Alpargatas' commitment to government and society is reflected in its compliance with tax laws, including tax collection, labor laws and environmental legislation, as well as respecting the Consumer Defense Code. The Company participates in business associations and forums with the aim of contributing towards drafting proposals in the public interest and of a social nature.

In addition, through the Alpargatas Institute, it actively supports and takes part in the drafting, execution and improvement of universal public policies. By electing education through sport as a priority, the Alpargatas Institute helps towards filling one of the main gaps in Brazilian society and one of the fundamental factors for its sustained growth.

Financial Statements

Financial

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	**2005**	**2004**	**2005**	**2004**
CURRENT ASSETS				
Cash and banks	14,601	3,651	17,705	7,545
Temporary cash investments	279,764	179,413	281,806	182,101
Trade accounts receivable	198,623	199,913	244,870	257,223
Allowance for doubtful accounts	(11,832)	(12,572)	(13,594)	(15,287)
Inventories	68,912	66,104	129,348	130,786
Deferred income and social contribution taxes	14,435	8,842	14,435	8,842
Other receivables	9,194	20,229	25,318	27,141
Recoverable taxes	2,565	4,314	19,223	20,015
Interest on capital and dividends receivable	1,028	3,819	-	-
Prepaid expenses	2,640	29,361	4,655	31,085
	579,930	503,074	723,766	649,451
LONG-TERM ASSETS				
Assets held for sale	13,445	15,238	14,227	17,574
Recoverable taxes	6,351	10,372	6,426	10,421
Escrow deposits	36,730	28,100	38,167	29,627
Other receivables	5,453	5,202	6,590	6,433
Deferred income and social contribution taxes	50,572	46,059	64,528	55,202
	112,551	104,971	129,938	119,257
PERMANENT ASSETS				
Investments:				
Subsidiaries	258,505	217,741	-	-
Negative goodwill - subsidiary	(4,809)	(4,809)	-	-
Other investments	195	195	196	196
Property, plant and equipment	110,182	98,810	271,716	261,923
Deferred charges	12,668	12,240	12,742	12,256
	376,741	324,177	284,654	274,375
TOTAL ASSETS	1,069,222	932,222	1,138,358	1,043,083

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	**2005**	**2004**	**2005**	**2004**
CURRENT LIABILITIES				
Trade accounts payable	39,731	50,697	51,358	55,517
Loans and financing	16,439	12,064	45,010	64,578
Payroll and related charges	37,352	30,445	45,357	42,184
Reserve for contingencies	12,596	4,796	19,285	8,181
Interest on capital and dividends payable	2,780	22,688	2,914	22,504
Taxes payable	9,524	5,714	20,356	18,083
Provision for income and social contribution taxes	6,163	3,866	16,120	12,133
Other payables	25,586	15,000	30,393	22,898
	150,171	145,270	230,793	246,078
LONG-TERM LIABILITIES				
Related parties	68,681	38,573	2,575	7,016
Loans and financing	35,179	51,059	76,308	78,020
Provision for income and social contribution taxes	54,723	49,891	61,250	55,700
Reserve for contingencies	24,456	19,384	26,778	20,595
Provision for taxes	74,656	66,690	74,656	66,690
Other payables	6,038	6,672	6,038	7,185
	263,733	232,269	247,605	235,206
DEFERRED INCOME	-	-	4,809	7,506
MINORITY INTEREST	-	-	5	5
SHAREHOLDERS' EQUITY				
Capital	343,598	293,615	343,598	293,615
Capital reserve	8,527	11,215	8,527	12,712
Treasury shares	(13,994)	(7,165)	(13,994)	(7,165)
Profit reserves	317,187	257,018	317,015	255,126
	655,318	554,683	655,146	554,288
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,069,222	932,222	1,138,358	1,043,083

Book value per thousand shares - R$	3.52	2.98

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$, except earnings per share)

	Company		Consolidated	
	2005	2004	2005	2004
GROSS SALES				
Sales of products	1,335,450	1,103,380	1,701,673	1,507,030
Sales taxes	(274,368)	(225,260)	(344,676)	(296,229)
NET SALES	1,061,082	878,120	1,356,997	1,210,801
COST OF SALES	(584,809)	(515,678)	(819,427)	(776,496)
GROSS PROFIT	476,273	362,442	537,570	434,305
OPERATING (EXPENSES) INCOME				
Selling	(270,790)	(238,248)	(296,015)	(266,027)
General and administrative	(57,457)	(51,258)	(71,187)	(62,980)
Management fees	(3,223)	(3,117)	(3,223)	(4,849)
Equity in subsidiaries	43,046	17,936	-	-
Other operating expenses, net	(4,809)	(6,355)	(5,405)	(7,396)
	(293,233)	(281,042)	(375,830)	(341,252)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	183,040	81,400	161,740	93,053
Financial income	41,100	26,286	43,542	30,129
Financial expenses	(24,706)	(21,584)	(33,875)	(34,179)
Exchange variation, net	6,039	890	6,405	(1,265)
INCOME FROM OPERATIONS	205,473	86,992	177,812	87,738
Nonoperating income (expenses), net	(5,776)	20,879	28,532	25,266
INCOME BEFORE TAXES ON INCOME	199,697	107,871	206,344	113,004
Income and social contribution taxes	(34,675)	(12,321)	(41,100)	(19,183)
NET INCOME	165,022	95,550	165,244	93,821
EARNINGS PER THOUSAND SHARES OUTSTANDING AT YEAREND - R$	9.02	5.13		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Capital	Capital reserve	Treasury shares	Profit reserves: Legal	Profit reserves: For invest-ments	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2003	273,510	9,450	(7,082)	15,447	202,113	-	493,438
Capital increase	20,105	-	-	-	(20,105)	-	-
Sale of treasury shares	-	25	30	-	-	-	55
Income tax incentive	-	1,740	-	-	-	-	1,740
Acquisition of treasury shares	-	-	(113)	-	-	-	(113)
Net income	-	-	-	-	-	95,550	95,550
Allocation of net income:							
Recognition of reserves:							
Legal	-	-	-	4,778	-	(4,778)	-
Reserve for investments	-	-	-	-	54,785	(54,785)	-
Proposed dividends and interest on capital	-	-	-	-	-	(35,987)	(35,987)
BALANCES AS OF DECEMBER 31, 2004	293,615	11,215	(7,165)	20,225	236,793	-	554,683
Capital increase	49,983	-	-	-	(49,983)	-	-
Acquisition of treasury shares	-	-	(16,165)	-	-	-	(16,165)
Cancellation of treasury shares	-	(9,063)	9,063	-	-	-	-
Income tax incentive	-	6,355	-	-	-	-	6,355
Net income	-	-	-	-	-	165,022	165,022
Allocation of net income:							
Recognition of reserves:							
Legal	-	-	-	8,251	-	(8,251)	-
Reserve for investments	-	-	-	-	101,901	(101,901)	-
Sale of treasury shares	-	20	273	-	-	-	293
Proposed dividends and interest on capital	-	-	-	-	-	(54,870)	(54,870)
BALANCES AS OF DECEMBER 31, 2005	343,598	8,527	(13,994)	28,476	288,711	-	655,318

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2005	2004	2005	2004
SOURCES OF FUNDS				
From operations:				
Net income	165,022	95,550	165,244	93,821
Items not affecting working capital:				
Depreciation and amortization	27,692	27,044	48,149	48,436
Net book value of permanent assets written off	1,031	1,968	1,852	4,448
Net book value of long-term assets written-off	1,839	1,127	1,904	1,127
Allowance for losses on property, plant and equipment/deferred charges	8,954	-	8,770	-
Equity in subsidiaries	(43,046)	(17,936)	-	-
Proceeds from sale of investments	-	(23,786)	-	(23,786)
Exchange variation on permanent investment	-	-	4,339	2,850
Interest and monetary and exchange variations on loans, long-term taxes and escrow deposits	4,888	4,560	2,321	5,204
Deferred income and social contribution taxes	(4,513)	2,303	(8,607)	4,958
Amortization of deferred income	-	-	(2,697)	-
Reserve for contingencies	5,072	876	6,183	1,066
Adjusted net income	166,939	91,706	227,458	138,124
Dividends and interest on capital received/receivable	2,282	5,327	-	-
Total	169,221	97,033	227,458	138,124
From shareholders:				
Sales of treasury shares	293	55	293	55
From third-parties:				
Increase in long-term liabilities	34,269	34,310	18,418	41,899
Decrease in long-term assets	-	1,478	-	-
Income tax incentive	6,355	1,740	6,355	3,227
Redemption of shares in affiliate	-	33,500	-	33,500
Deferred income	-	-	-	2,697
Total sources	210,138	168,116	252,524	219,502
USES OF FUNDS				
Increase in long-term assets	2,397	-	450	373
Purchase of treasury shares	16,165	113	16,165	113
Transfer from long-term to current liabilities	15,274	11,560	20,227	37,120
Working capital for investment acquisitions	-	-	-	14,243
Interest on capital and dividends paid/payable	54,870	35,987	54,960	36,105
Investments acquisitions	-	1,132	-	-
Acquisitions of property, plant and equipment and deferred charges	49,477	24,349	71,122	46,906
Total uses	138,183	73,141	162,924	134,860
INCREASE IN WORKING CAPITAL	71,955	94,975	89,600	84,642
REPRESENTED BY				
Current assets:				
At end of year	579,930	503,074	723,766	649,451
At beginning of year	503,074	387,224	649,451	540,355
	76,856	115,850	74,315	109,096
Current liabilities:				
At end of year	150,171	145,270	230,793	246,078
At beginning of year	145,270	124,395	246,078	221,624
	4,901	20,875	(15,285)	24,454
INCREASE IN WORKING CAPITAL	71,955	94,975	89,600	84,642

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts in thousands of Brazilian reais - R$)

1. OPERATIONS

São Paulo Alpargatas S.A. (the "Company") is engaged in the manufacture and sale of:

- Footwear and respective components.
- Clothing, textile goods and respective components.
- Leather, resin and natural or synthetic rubber goods.
- Sportswear and sporting goods.
- Cotton processing, spinning, weaving and fabric finishing.

These activities are performed by geographically distributed plants. The Company has tax incentives granted by the State governments where most if its plants are located.

State tax incentives are scheduled to expire between 2008 and 2020. In 2005, the approximate amount of R$70 million (R$36 million in 2004) was recorded under the caption "Other operating expenses", in the statement of income

The Company and its subsidiaries also have Federal tax incentives for operating profit in the Northeast Region and incentives under renewal in the Manaus Free Trade Zone. The related tax benefit is recognized in shareholders' equity as capital reserve.

As mentioned in Note 4, the Company has a plan for expanding, modernizing and optimizing its production units. The estimated investment is approximately R$95,000, and is scheduled to be completed in 2007.

The Company also holds shareholding control of certain companies, the principal of which and respective operating activities are:

- Amapoly Indústria e Comércio Ltda. (direct 100% interest) - Production of PVC and polyester laminates for use in the manufacture of tarpaulins, backlights, frontlights, banners and awnings, and polyethylene laminates used in the manufacture of covers for agribusiness, home and leisure. Its plant is located in the city of Manaus, State of Amazonas.
- Santista Têxtil S.A. (total interest of 30.67% and 50% interest in the voting capital) - Operates in the cotton processing, spinning, weaving and fabric finishing areas, and in the sale, import and export of these products and their raw materials, as well as the clothing and related products business.

2. PRESENTATION OF FINANCIAL STATEMENTS

The accompanying financial statements have been prepared and are presented in accordance with Brazilian accounting practices, and Brazilian Securities Commission (CVM) standards and instructions.

The preparation of financial statements requires management to make estimates that affect the reported amounts of certain assets, liabilities and other transactions. Therefore, the Company's financial statements include estimates related to the useful lives of property, plant and equipment, provisions for contingent liabilities and income tax, and other. Actual results could differ from those estimates.

Certain reclassifications have been made to the financial statements for the year ended December 31, 2004 to conform with the classifications for 2005.

3. SIGNIFICANT ACCOUNTING PRACTICES

Results of operations are determined on the accrual basis of accounting. Sales revenues and the corresponding costs are recorded upon the delivery of products.

a) Assets and liabilities

Interest, charges and monetary variations on current and long-term assets and liabilities are recorded on a daily "pro rata" basis.

b) Temporary cash investments

Stated at cost, plus income earned through the balance sheet dates, less, if applicable, a provision for adjustment to fair value.

c) Allowance for doubtful accounts

Recorded based on an individual analysis of receivables, analysis of the economic context and prior years' experience, in an amount considered sufficient to cover probable losses on trade accounts receivable.

(Amounts in thousands of Brazilian reais - R$)

d) Inventories

Raw materials, packaging and goods for resale are stated at average cost of acquisition. Finished products and work in process are stated at average cost of production, and adjusted, if necessary, to market value. A provision for loss on realization of inventories is recognized in an amount considered sufficient to cover possible losses on realization or obsolescence.

e) Assets held for sale

Represented by land and buildings that are not expected to be used in the Company's operations and therefore are held for sale. These assets are stated at cost and, when necessary, adjusted to the estimated realizable market value.

f) Investments

Investments in subsidiaries are accounted for under the equity method based on the balance sheet of the subsidiaries as of the same date as the Company's financial statements.

g) Negative goodwill on acquisition of investments

Stated, in Company, as a reduction of the related investment and will be realized upon the sale or settlement of the investment. In consolidated, stated in liabilities as deferred income.

h) Property, plant and equipment

Stated at acquisition or construction cost plus monetary restatement through December 31, 1995, less accumulated depreciation calculated under the straight-line method at the rates described in Note 10 and less a provision for loss in an amount considered sufficient to cover probable losses, based on an analysis of assets not in use.

i) Loans and financing

Monetarily restated according to the terms of the agreements, plus interest accrued through the balance sheet dates. Exchange variation is fully recorded in income.

j) Income and social contribution taxes

Calculated on net income, adjusted by additions and deductions according to prevailing tax legislation.

Income tax is calculated at the rate of 15%, plus a 10% surtax on annual taxable income exceeding R$240, and social contribution tax is calculated at the rate of 9%.

Deferred income and social contribution taxes are calculated at the rates of 25% and 9%, respectively, on prior years' tax loss carryforwards. The tax benefit on temporary differences is calculated at the rate of 34%.

k) Reserve for contingencies

Recognized according to the risk assessment made by management, supported by its legal counsel.

l) Interest on capital

For corporate purposes, interest on capital is stated as an allocation of income directly in shareholders' equity. For tax purposes, it is considered financial expenses, reducing the income and social contribution tax basis.

m) Earnings per share

Recorded based on the number of shares, except for treasury shares, at the balance sheet dates.

n) Consolidation criteria

The criteria adopted are set forth in Law No. 6,404/76 and CVM standards, among which are:

- Consolidation of all subsidiaries (Note 9).
- Elimination of intercompany balances.
- Elimination of revenues and expenses arising from transactions between the Company and subsidiaries and the respective unrealized profit with third parties.
- Elimination of the Company's investment balance proportionally to the subsidiaries' shareholders' equity.
- Recording of minority interest in shareholders' equity and income of subsidiaries.

The financial statements of the foreign subsidiary have been translated into Brazilian reais based on the foreign currency's exchange rate prevailing on the balance sheet dates.

The financial statements of the jointly-owned subsidiary Santista Têxtil S.A. are consolidated proportionally to the Company's interest in the subsidiary (30.67%).

Reconciliation between net income and shareholders' equity (Company and consolidated) for the years ended December 31, 2005 and 2004 is as follows:

	Net income		Shareholders' equity	
	2005	2004	2005	2004
Company	165,022	95,550	655,318	554,683
Amapolv Indústria e Comércio Ltda.'s tax incentives	-	(1,498)	-	-
Santista Têxtil S.A.'s unrealized income (loss)	222	(231)	(172)	(395)
Consolidated	165,244	93,821	655,146	554,288

c) Supplementary information

The following supplementary information is presented for purposes of additional analysis and greater clarity of the financial statements, although not a required part of the basic financial statements, as follows: (i) the balance sheet and statement of income, consolidated with the exclusion of the accounting information of the jointly-owned subsidiary Santista Têxtil S.A., maintaining its equity in subsidiaries; and (ii) the Company and consolidated statements of cash flows, and the consolidated statements of cash flows excluding the same information of that jointly-owned subsidiary (Note 23).

4. INDUSTRIAL EXPANSION, MODERNIZATION AND OPTIMIZATION PROJECT

On August 12, 2005, the Board of Directors approved a project for expansion and modernization of its plants, with an investment estimated at approximately R$95,000, which is included in the capital budget approved by the Annual Shareholders' Meeting on April 1, 2005. Costs of implementation of this project are estimated at approximately R$17,000.

In 2005, the Company recorded a provision for industrial optimization to cover said costs, since the project has already started to be implemented.

Said expense was recorded as "Other operating expenses" (R$12,637) and "Nonoperating expenses" (R$4,714). As of December 31, 2005, the provision for this project is R$16,681, classified as "Reserve for contingencies", of which R$6,523 is recorded in current liabilities, R$5,444 in long-term liabilities, and R$4,714 as reduction of property, plant and equipment.

5. TEMPORARY CASH INVESTMENTS

	Company		Consolidated	
	2005	2004	2005	2004
Investment fund (a)	119,552	92,263	119,552	92,263
CDB (bank certificates of deposit) (b)	160,212	88,422	162,254	91,110
Provision for market adjustment with swap operations (c)	-	(1,272)	-	(1,272)
	279,764	179,413	281,806	182,101

(a) Investment funds in several banks with average yield of 96.94% of the CDI (interbank deposit rate).

(b) CDBs in several banks with average yield of 100.7% of the CDI.

(c) According to the hedge policy approved by the Board of Directors, the Company enters into swap agreements to exchange U.S. dollar for the CDI variation. As of December 31, 2004, the amount of the outstanding agreement is US$2 million, settled in 2005.

6. INVENTORIES

	Company		Consolidated	
	2005	2004	2005	2004
Finished products	44,422	42,118	65,365	61,774
Work in process	9,627	10,063	23,043	27,638
Raw materials	18,344	18,642	44,054	46,813
Other	1,413	1,633	1,723	2,573
Provision for loss on realization of inventories	(4,894)	(6,352)	(4,837)	(8,012)
	68,912	66,104	129,348	130,786

Expenses on obsolescence, materials for destruction and losses on the realization of inventories are recorded under the caption "Other operating expenses", in the statement of income.

7. PREPAID EXPENSES

As of December 31, 2004, refer primarily to advertising expenses in 2004 related to inserts and publications in the media made in 2005. In 2005, there were no prepaid advertising expenses.

(Amounts in thousands of Brazilian reais - R$)

8. ESCROW DEPOSITS

As of December 31, 2005 and 2004, the balance is primarily represented by lawsuits related to COFINS (tax on revenues) and labor claims, for which a provision for loss is recorded when, in the legal counsel's opinion, the risk of loss is probable. These provisions are recorded as "Provision for taxes" and "Reserve for contingencies", in long-term liabilities.

9. INVESTMENTS IN SUBSIDIARIES

As of December 31 d 2005	Amapoly Indústria e Comércio Ltda.	Fibrasil Agric. e Comércio Ltda.	Expasa Flórida Inc.	Santista Têxtil S.A.	Total
Number of shares held	6,557,122	25,583	2,500	6,132,852	-
Capital	10,045	1,157	13,429	404,720	-
Shareholders' equity	58,338	32,093	(941)	555,970	-
Net income (loss)	7,615	30,579	(261)	17,161	-
Ownership interest - %	100	100	100	30.67	-
Book value of investment - Company in December 31					
2005	58,338	32,093	(941)	169,015	258,505
2004	50,722	1,515	(770)	166,274	217,741
Equity in subsidiaries:					
2005	7,615	30,579	(170)	5,022	43,046
2004	7,746	-	(257)	10,447	17,936

Sale of properties by subsidiary

In 2005, the subsidiary Fibrasil Agrícola e Comercial Ltda. sold two real properties to third parties for R$37,600, generating nonoperating income of R$34,864 (consolidated). As of December 31, 2005, the remaining balance receivable is recorded under the caption "Other receivables", in current assets (consolidated).

Negative goodwill on the acquisition of shares by the subsidiary

In 2004, the jointly-owned subsidiary Santista Têxtil S.A. acquired Santista Têxtil Brasil S.A. (formerly Companhia Jauense Industrial), determining a negative goodwill of R$45,271, of which R$36,476 was amortized in 2004. In 2005, the subsidiary amortized the remaining balance of this negative goodwill in the amount of R$8,795 (impact of R$2,697 in the Company in 2005, R$11,187 in 2004 through the Company's interest).

Negative goodwill on the acquisition of shares by the Company

In 2003, the Company acquired shares from Santista Têxtil S.A., starting to hold 50% of that subsidiary's voting capital. The acquisition value was determined considering the expectation of future results (cash generation). This operation generated a negative goodwill of R$4,809, which will be realized in a possible disposal of that investment.

Redemption of shares in subsidiary

In August 2004, the Company contributed to the capital of Yorg Participações do Brasil S.A. in the amount of R$9,714, represented by a real property where Vale Sul Shopping is located.

In September 2004, Yorg Participações do Brasil S.A.'s shareholders' equity was increased through subscription of shares by third parties in the amount of R$33,500, which was reflected in capital and the capital reserve. After this increase, the Company's interest became 77.5% and the Company recognized a gain of R$23,786 under the caption "Equity in subsidiaries", in "Operating (expenses) income".

On October 1, 2004, the Company redeemed the shares representing its equity interest in Yorg Participações do Brasil S.A. This redemption generated cash in the amount of R$13,400 and accounts receivable in the amount of R$20,100, whose remaining balance receivable, as of December 31, 2004, was R$10,500, recorded as "Other receivables", in current assets.

10. PROPERTY, PLANT AND EQUIPMENT

Company	Annual depreciation rate - %	2005 Cost	2005 Accumulated depreciation	2005 Net	2004 Cost	2004 Accumulated depreciation	2004 Net
Land	-	2,671	-	2,671	2,679	-	2,679
Buildings	4	59,257	(42,454)	16,803	57,250	(40,833)	16,417
Machinery and equipment	10	181,840	(122,184)	59,656	169,954	(113,745)	56,209
Furniture and fixtures	10	29,957	(19,656)	10,301	25,844	(17,859)	7,985
Vehicles	20	3,785	(2,421)	1,364	5,803	(3,614)	2,189
Trademarks and patents	10	19,142	(16,554)	2,588	19,142	(14,800)	4,342
Property, plant and equipment in progress and other	-	26,878	-	26,878	12,108	-	12,108
Provision for loss and industrial optimization		(10,079)	-	(10,079)	(3,119)	-	(3,119)
		313,451	(203,269)	110,182	289,661	(190,851)	98,810

Consolidated	Annual depreciation rate - %	2005 Cost	2005 Accumulated depreciation	2005 Net	2004 Cost	2004 Accumulated depreciation	2004 Net
Land	-	17,430	-	17,430	18,076	-	18,076
Buildings	4	134,194	(78,147)	56,047	131,709	(75,051)	56,658
Machinery and equipment	10	444,412	(292,695)	151,717	434,335	(290,406)	143,929
Furniture and fixtures	10	51,099	(34,526)	16,573	45,793	(30,743)	15,050
Vehicles	20	5,658	(3,899)	1,759	7,567	(5,026)	2,541
Trademarks and patents	10	19,142	(16,554)	2,588	19,142	(14,800)	4,342
Property, plant and equipment in progress and other	-	36,431	(522)	35,909	25,480	(477)	25,003
Provision for loss and industrial optimization		(10,307)	-	(10,307)	(3,676)	-	(3,676)
		698,059	(426,343)	271,716	678,426	(416,503)	261,923

11. LOANS AND FINANCING

	Currency	Indexing unit and average annual interest rate	Company 2005	Company 2004	Consolidated 2005	Consolidated 2004
Bank loans	US$	Exchange variation and interest of 6.25% to 7.94%	44,402	58,548	81,285	109,981
Bank loans	CHF	Exchange variation and interest of 3.58%	-	-	367	1,058
Bank loans	EUR	Exchange variation and interest of 3.14%	-	-	1,856	7,093
Bank loans	CLP	Exchange variation and interest of 6.48 %	-	-	9,262	1,726
FINAME (government agency for machinery and equipment financing)	R$	TJLP (*) + interest of 1.90 % to 4.0%	7,216	4,575	7,216	4,575
BNDES (National Bank for Economic and Social Development)	R$	Basket of currencies with interest of 6.51% and TJLP plus interest of 4.48%	-	-	18,145	9,824
Rural credit	R$	Interest of 8.75%	-	-	3,187	8,341
Total			51,618	63,123	121,318	142,598
Current liabilities			16,439	12,064	45,010	64,578
Long-term liabilities			35,179	51,059	76,308	78,020

(*) TJLP - Long-term interest rate

(Amounts in thousands of Brazilian reais - R$)

Maturities of long-term loans and financing are as follows:

	Company		Consolidated	
Year	**2005**	**2004**	**2005**	**2004**
2006	-	16,105	-	27,721
2007	6,694	6,220	22,222	14,498
2008	6,542	5,931	17,075	9,334
2009	6,344	5,738	14,442	8,504
2010	5,567	5,688	7,256	6,586
2011	5,016	5,688	6,469	5,688
2012	5,016	5,689	6,468	5,689
2013	-	-	1,453	-
2014	-	-	923	-
	35,179	51,059	76,308	78,020

Loans are collateralized by the Company's guarantees and properties.

In 1996, the Company entered into an agreement with the International Finance Corporation - IFC, in the amount of US$30 million (fully released), to finance the Company's investment program. Amortization of this agreement began in 1999 and, as of December 31, 2005, the Company had amortized US$26.6 million (US$23 million in 2004).

Additionally, on November 12, 2002, the Company entered into a new agreement with the IFC, in the amount of US$30 million (not released then), to finance the Company's investment program for the period from 2001 to 2004. After a three-year grace period, the loan will be repaid semiannually over seven years. On June 27, 2003, the first portion of US$5 million, equivalent to R$14,380, was released. On October 14, 2004, the amount of US$10 million, equivalent to R$28,423, was released.

These agreements contain restrictive covenants for the maintenance of certain financial ratios, which are being complied with as of December 31, 2005.

12. RESERVE FOR CONTINGENCIES

As of December 31, 2005, the Company and its subsidiaries are parties to tax, civil and labor lawsuits arising from assessments by tax authorities and from claims filed by third parties and former employees, or legal proceedings and questionings. Reserves were recognized for these contingencies when, in the opinion of management and its legal counsel, the risk of loss was considered probable. These reserves are as follows:

a) Current liabilities

	Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Labor claims (i)	4,615	2,918	9,623	4,274
Tax claims	-	-	927	1,614
Industrial optimization (Note 4)	6,523	-	6,523	-
Other	1,458	1,878	2,212	2,293
Total	12,596	4,796	19,285	8,181

b) Long-term liabilities

	Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Labor claims (i)	7,104	8,000	9,241	9,025
Tax claims (ii)	9,019	8,905	9,204	8,905
Industrial optimization (Note 4)	5,444	-	5,444	-
Other	2,889	2,479	2,889	2,665
Total	24,456	19,384	26,778	20,595

(i) Refer to lawsuits filed against the Company and its subsidiaries by former employees claiming principally for termination pay, salary premiums, overtime and other amounts due for joint liability. The accrued amounts refer to the best estimates for each lawsuit calculated as actual loss, regardless of the likelihood of loss.

(ii) Consist principally of tax assessment notices related to untimely used credits of ICMS (State VAT) in the State of São Paulo and COFINS questioned in prior years.

The respective debit referring to expenses on contingencies is recorded under the caption "Other operating expenses", in the statement of income.

Possible losses (Company)

Lawsuits for which the risk of loss was assessed as possible by management and its legal counsel were not recorded as reserve for contingencies in the financial statements. As of December 31, 2005, these lawsuits are recorded as tax claims, in the amount of R$8,645 (R$8,400 in 2004), and as civil claims, in the amount of R$2,772 (R$4,967 in 2004).

In December 2005, a company holding the rights for a certain sports brand filed a lawsuit for damages on account of supposed breaches of the license agreement, which was terminated in prior years. The Company's legal counsel considers that the likelihood of an unfavorable outcome is possible. Since this is a recent lawsuit and the Company's legal counsel understands that the amount involved may not yet be calculated, no provision was recognized to cover this contingency.

13. OTHER PAYABLES - CURRENT LIABILITIES

	Company		Consolidated	
	2005	2004	2005	2004
Royalties	3,876	2,134	3,876	2,134
Freight	4,952	4,803	5,320	5,216
Other commissions, outside services, concessionaires, etc.)	16,758	8,063	21,197	15,548
	25,586	15,000	30,393	22,898

14. PROFIT SHARING PROGRAM (PPR)

The Company offers its employees a profit sharing program linked to the achievement of operating goals and specific objectives annually established and approved for each plant/unit. In 2005, the amount of R$19,168 (R$16,264 in 2004) was recorded under the caption "Other operating expenses", in the statement of income, as profit sharing. As of December 31, 2005, the balance payable related to this profit sharing is R$15,380 (R$12,090 in 2004), recorded under the caption "Payroll and related charges", in current liabilities.

15. RELATED-PARTY TRANSACTIONS

a) Long-term liabilities

	Company		Consolidated	
	2005	2004	2005	2004
Amapoly Indústria e Comércio Ltda. (i)	47,394	38,573	-	-
Fibrasil Agrícola e Comércio Ltda. (i)	21,287	-	-	-
Camargo Corrêa S.A. (ii)	-	-	2,575	7,016
	68,681	38,573	2,575	7,016

(i) Represented by an intercompany account between the Company and its subsidiaries, in view of centralized cash management. No interest is charged and there is no maturity date.

(ii) Refers to financing obtained by Santista Têxtil S.A. to purchase shares in Santista Têxtil Brasil S.A. (formerly Companhia Jauense Industrial), and is subject to the IGP-M (general market price index) plus 8% per year.

b) Current balances and transactions - Company

	Amapoly Indústria e Comércio Ltda.		Expasa Flórida Inc.		Santista Têxtil Brasil S.A.	
	2005	2004	2005	2004	2005	2004
Current (included in):						
Trade accounts payable	353	2,678	-	-	-	1,171
Other payables	-	-	53	193	-	-
Transactions for the year:						
Purchases	26,112	23,931	-	-	3,673	11,043
Operating expenses	-	-	-	1,040	-	-

Purchase and sale transactions were carried out under usual market prices and conditions.

16. PROVISION FOR TAXES - LONG-TERM LIABILITIES

	Company		Consolidated	
	2005	2004	2005	2004
COFINS	71,205	63,694	71,205	63,694
PIS	1,472	1,289	1,472	1,289
Other	1,979	1,707	1,979	1,707
	74,656	66,690	74,656	66,690

On March 8, 1999, the Company obtained an injunction on the ordinary lawsuit challenging the constitutionality of Law No. 9,718/98 and Constitutional Amendment No. 20.

This injunction allows the payment of COFINS and PIS (taxes on revenues) as provided for in legislation prevailing until January 1999, i.e., without increase in the tax rate and basis.

The amounts of these taxes for the periods involved were accrued and are being monetarily restated based on the SELIC (Central Bank overnight rate), charged to "Financial expenses", in the statement of income.

In October 2002, the Company started to make escrow deposits for the amount in dispute. The balance of escrow deposits as of December 31, 2005 is R$20,345 (R$17,837 in 2004) and is shown as escrow deposits in long-term assets.

(Amounts in thousands of Brazilian reais - R$)

17. INCOME AND SOCIAL CONTRIBUTION TAXES - COMPANY

a) Assets and liabilities

	2005	2004
Deferred income and social contribution taxes:		
Current assets - temporary differences:		
Allowance for doubtful accounts	4,023	4,274
Provision for loss on realization of inventories	1,664	2,159
Reserve for contingencies	1,569	1,630
Provision for industrial optimization	2,217	-
Other temporary differences	4,962	779
	14,435	8,842
Long-term assets:		
Tax loss carryforwards (*)	26,083	26,083
Temporary differences:		
Reserve for contingencies	4,165	4,510
Provision for contingent taxes	12,235	12,077
Provision for industrial optimization	3,454	-
Provision for loss on property, plant and equipment	1,824	1,060
Other temporary differences	2,811	2,329
	24,489	19,976
	50,572	46,059
Long-term liabilities:		
Provision for income and social contribution taxes (*):		
Principal	27,505	27,505
Financial charges	24,380	19,548
	51,885	47,053
Temporary differences	2,838	2,838
	54,723	49,891

(*) The Company is challenging in court the right to offset credits derived from tax loss carryforwards against the total income and social contribution tax amounts payable each year without observing the legal limit of 30%. As a result, the Company has recorded in long-term liabilities the portion in excess of the legal limit of 30% that it has offset. Financial charges, at the SELIC rate, are charged to financial expenses.

In view of this lawsuit, the deferred tax credit was recognized on tax loss carryforwards, as if the legal limit of 30% for offset had been observed.

If the final court decision is favorable to the Company, the deferred asset will be matched with the related liability and accrued charges will be reversed and credited to income for the year at that time.

b) Income for the year

Income and social contribution tax expenses recorded in income for the year ended December 31, 2005 are composed of:

	Income tax	Social contribution
Income before taxes	199,697	199,697
Permanent additions (deductions):		
Equity in subsidiaries	(43,046)	(43,046)
Payment of interest on capital	(53,087)	(53,087)
Other permanent deductions, net of additions	(5,563)	(5,437)
Temporary additions, net of deductions	32,055	29,321
Adjusted taxable income/social contribution tax basis	130,056	127,448
Income tax - 15%	(19,508)	-
Surtax - 10%	(12,982)	-
Social contribution tax - 9%	-	(11,470)
Tax incentives	762	210
Income and social contribution taxes for the year, totaling R$42,988	(31,728)	(11,260)
Deferred income and social contribution taxes on temporary differences, totaling R$10,654	8,014	2,640
Provision for income tax on royalties paid	(2,341)	-
Income and social contribution taxes on net income for the year, totaling R$34,675	(26,055)	(8,620)

18. SHAREHOLDERS' EQUITY

Capital

Paid-up capital as of December 31, 2005 is R$343,598 represented by 18,683,323 shares without par value, o[f] which 9,207,594 are common shares and 9,475,729 ar[e] preferred shares.

At the Extraordinary Shareholders' Meeting held o[n] April 1, 2005, a capital increase of R$49,983 wa[s] approved, obtained from the profit reserve.

Treasury shares

At the Extraordinary Shareholders' Meeting held o[n] August 31, 2005, the shareholders approved th[e] cancellation of 819,188 treasury shares, of which 2,20[0] are common shares and 816,988 are preferred shares.

At Board of Directors meetings held on April 29 and October 28, 2005, members approved the acquisition of treasury shares by the Company at market prices, in the amount of R$16,165, with the purpose of investing available reserves and supported by existing reserve amounts.

As of December 31, 2005, the Company had 383,200 preferred treasury shares.

Interest on capital

Shareholders are entitled, every year, to receive dividends of at least 25% of net income, calculated in accordance with Brazilian corporate law and the bylaws. In 2005, dividends were calculated as follows:

	Company	
	2005	2004
Net income	165,022	95,550
Allocation to legal reserve - 5%	(8,251)	(4,778)
Available funds	156,771	90,772
Mandatory minimum dividends - 25%	39,193	22,693
Management's proposal:		
Dividends	1,783	-
Interest on capital	53,087	35,987
IRRF (withholding income tax) on interest on capital	(6,047)	(3,621)
Total, net	48,823	32,366

Detailed below is the payment of dividends and interest on capital as per management's proposal:

	R$ per share (gross)			
	2005		2004	
	Common	Preferred	Common	Preferred
Interest on capital:				
Interim	2.7170	3.0000	0.5790	0.6369
Accrued	0.0928	0.1021	1.2593	1.3848
Total	2.8098	3.1021	1.8383	2.0217

19. FINANCIAL INSTRUMENTS

The Company uses financial instruments to finance its operations or invest available cash.

Risks are managed through strategies previously defined by the Company's senior management.

The balances of temporary cash investments and loans and financing as of December 31, 2004 reflect the average market rates.

Investment in publicly-traded company is represented exclusively by interest of 30.67% (equivalent to 50% of voting capital) in Santista Têxtil S.A. The market value of this subsidiary was not estimated because the subsidiary's common shares have not been traded recently on stock exchanges.

There are no unrecorded financial instruments (derivatives).

The subsidiary Santista Têxtil S.A. also has financial instruments recorded in its balance sheets, which are intended to reduce risks of price fluctuations on its principal raw material and foreign currency fluctuations of liabilities denominated in foreign currencies.

The carrying value of the financial instruments related to other assets and liabilities approximates fair value.

20. STOCK OPTION PROGRAM

At the Extraordinary Shareholders' Meeting held on April 26, 2002, the shareholders approved the São Paulo Alpargatas S.A. Stock Option Program whereby employees are granted preferred stock options, so as to retain them and provide an incentive for them to contribute to the interests and objectives of the Company and its shareholders. In the first stage of the Program implementation, stock options were granted to the Company's management team. The Program is managed by a Management Committee appointed by the Board of Directors. The Committee creates, on an annual basis, a Stock Option Plan establishing its terms and conditions, observing basic guidelines set forth in the Program. As of December 31, 2005, through four Plans approved by Management Committee, stock options have already been granted as follows:

		Number of stock options		Historical exercise price per stock option
Plan	Effective	Granted	Exercised	- R$
2002	July 1, 2002 to June 30, 2012	71,960	1,780	10.46
2003	July 1, 2003 to June 30, 2013	99,040	1,780	15.25
2004	July 1, 2004 to June 30, 2014	126,610	-	21.30
2005	July 1, 2005 to June 30, 2015	118,090	-	32.30

(Amounts in thousands of Brazilian reais - R$)

For the four Plans, call options can be exercised as follows:

Grace periods (from the date the call option is granted)	Percentage of shares available for the year
Up to 24 months	Exercise will not be permitted
After 24 months	20%
After 36 months	20%
After 48 months	20%
After 60 months	40%

The exercise of options entitles the beneficiaries to the same rights granted to other shareholders of the Company.

Upon release of the shares by reason of the call option, the transaction's gains or losses will be recorded in shareholders' equity.

21. EMPLOYEE BENEFITS

The Company sponsors two pension plans and grants, through its own retirement plan, life annuity and health care benefits for a group of former employees and their spouses. The actuarial liability related to these plans as of December 31, 2005 is R$5,276 (R$4,288 in 2004), which is recorded as "Other payables", in long-term liabilities. The pension plans are as follows:

a) Pension plan - SPASAPREV

This plan was implemented in May 1991 as a defined benefit plan fully funded with the sponsor's contributions. In August 2000, the "Super Prev" plan was created as a defined contribution plan, to which employees equivalent to 99% of required reserves have already migrated.

Actuarial balances recognized are:

	2005
Present value of actuarial obligation	24,778
Fair value of plan assets	(28,224)
Unrecognized actuarial gain	5,966
Total liability recognized - Company	2,520

b) Pension plan - HSBC

This plan is for a closed group of former employees and is funded by a multiemployer pension fund. This plan covers only participants who are receiving retirement and survivorship benefits.

Actuarial calculation for the HSBC plan:

	R$
Present value of actuarial obligation	599
Fair value of plan assets	(2,291)
Unrecognized actuarial gain	613
Total net asset	(1,079)

(*) This asset was not recognized in the Company's financial statements as of December 31, 2005 due to the lack of evidence of reimbursement or deductions of future contributions.

c) Pension plan for former employees

The Company sponsors a pension plan to provide a life annuity to former employees, which, upon their death, continues to their spouses.

There are presently six plan participants: five former employees receiving retirement benefits and one pensioner receiving a survivorship benefit.

	R$
Present value of actuarial obligation	1,078
Unrecognized actuarial gain	38
Total liability recognized in the Company as of December 31, 2005	1,116

d) Health care plan for retirees

The Company maintains a health care plan for a group of former employees and their spouses, according to the rules established by it.

Recognized actuarial balances are:

	R$
Present value of actuarial obligation	1,188
Unrecognized actuarial gain	451
Total liability recognized in the Company as of December 31, 2005	1,639

22. INSURANCE

The Company and its subsidiaries have insurance coverage in amounts considered sufficient to cover potential risks on their assets. The insurance coverage as of December 31, 2005 is for the following: operational risks - R$702,928, general civil liability - R$6,500, civil liability - bodily injury - R$1,000, sundry risks (robbery) - R$843, domestic transportation limited to R$500 per shipment, and international transportation of US$5 million in import and US$5 million in export.

23. SUPPLEMENTARY INFORMATION

Supplementary consolidated financial information is presented on the Company for the years ended December 31, 2005 and 2004, excluding the financial information of the subsidiary Santista Têxtil S.A. and maintaining the equity in this subsidiary and the statements of cash flows for the years then ended.

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES
CONSOLIDATED INFORMATION EXCLUDING THE SUBSIDIARY SANTISTA TÊXTIL S.A.

(In thousands of Brazilian reais - R$)

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and banks	294,390	183,230
Trade accounts receivable	190,003	191,189
Inventories	72,859	68,794
Other	40,941	66,757
Total current assets	598,193	509,970
LONG-TERM ASSETS		
Assets held for sale	13,445	16,369
Recoverable taxes	6,426	10,421
Deferred income and social contribution taxes	50,571	46,059
Escrow deposits - tax and labor claims	37,004	28,401
Other receivables	5,453	5,202
Total long-term assets	112,899	106,452
PERMANENT ASSETS	293,923	278,362
	1,005,015	894,784
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable	41,687	49,727
Loans and financing	17,342	12,875
Payroll and related charges	37,857	30,931
Accounts payable	26,079	15,269
Reserve for contingencies	12,596	4,796
Interest on capital and dividends payable	2,780	22,688
Taxes payable	16,119	9,934
Total current liabilities	154,460	146,220
LONG-TERM LIABILITIES		
Loans and financing	35,179	51,059
Provision for income and social contribution taxes	54,723	49,891
Provision for taxes	74,656	66,690
Reserve for contingencies	24,641	19,570
Other	6,038	6,672
Total long-term liabilities	195,237	193,882
SHAREHOLDERS' EQUITY	655,318	554,682
	1,005,015	894,784

	2005	2004
GROSS SALES	1,369,375	1,138,223
Sales tax	279,574	234,125
NET SALES	1,089,801	904,098
COST OF SALES	598,538	528,548
GROSS PROFIT	491,263	375,550
OPERATING (EXPENSES) INCOME		
Selling	(274,319)	(240,796)
General and administrative	(57,998)	(51,948)
Management fees	(3,223)	(3,117)
Financial income	41,233	26,360
Financial expenses	(14,827)	(14,553)
Equity in subsidiaries	5,022	10,447
Amortization of deferred charges	(8,341)	(7,939)
Other operating income	3,297	997
	(309,156)	(280,549)
INCOME FROM OPERATIONS BEFORE EXCHANGE VARIATION AND FINANCIAL CHARGES ON TAXES	182,107	95,001
Exchange variation	6,185	908
Financial charges on taxes	(10,258)	(7,546
INCOME FROM OPERATIONS	178,034	88,363
NONOPERATING INCOME, NET	29,443	21,104
INCOME BEFORE TAXES ON INCOME	207,477	109,467
Income and social contribution taxes	(42,455)	(13,917
NET INCOME	165,022	95,550

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais - R$)

	2005			2004		
	Company	Consolidated with Santista	Consolidated without Santista	Company	Consolidated with Santista	Consolidated without Santista
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	165.022	165.244	165.022	95.550	93.821	94.053
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	27.692	48.149	28.578	27.044	48.436	27.975
Proceeds from sale/written-off of property, plant and equipment	(1.017)	(402)	(1.313)	1.221	3.446	995
Proceeds from sale of long-term assets	(2.161)	(36.900)	(36.900)	-	-	-
Provision for loss on property, plant and equipment/deferred charges	8.954	8.770	8.770	-	-	-
Equity in subsidiaries	(43.046)	-	(5.021)	(17.936)	-	(10.447)
Nonoperating income on investments	-	-	-	(23.786)	(23.786)	(23.786)
Interest, monetary and exchange variations on loans, long-term taxes and escrow deposits	8.009	12.239	8.010	6.329	9.970	6.329
Reserve for contingencies	12.872	16.302	12.872	954	190	954
Deferred income and social contribution taxes	(10.106)	(14.919)	(10.106)	(463)	(1.606)	(463)
Amortization of deferred income	-	(2.697)	-	-	-	-
Allowance (reversal) for doubtful accounts	(740)	(1.693)	(740)	1.922	1.459	1.922
Exchange variation on investments	-	3.380	-	-	2.850	-
Dividends and interest on capital received	4.633	-	4.633	4.773	-	4.773
Cash provided by operating activities	170.112	197.473	173.805	95.608	134.780	102.305
Decrease (increase) in assets:						
Trade accounts receivable	1.290	12.353	1.186	(32.943)	(38.352)	(32.478)
Inventories	(2.808)	1.438	(4.065)	(8.682)	(9.534)	(10.091)
Prepaid expenses	26.721	26.430	26.700	(17.401)	(16.986)	(17.392)
Recoverable taxes	5.836	4.720	5.679	(1.454)	(465)	(1.598)
Other	4.024	(4.182)	(5.218)	21.742	(2.971)	(1.712)
	35.063	40.759	24.282	(38.738)	(68.308)	(63.271)
Increase (decrease) in liabilities:						
Trade accounts payable	(10.966)	(4.159)	(8.040)	24.403	21.934	23.618
Taxes payable	3.810	2.273	2.374	(590)	4.217	(495)
Payroll and related charges	6.907	3.173	6.926	9.521	13.080	9.570
Provision for income and social contribution taxes	2.297	3.987	2.408	7.411	8.720	7.383
Related parties	30.108	(4.441)	-	5.751	7.016	-
Other	3.864	1.245	4.088	(1.781)	18.951	20.300
	36.020	2.078	7.756	44.715	73.918	60.376
NET CASH PROVIDED BY OPERATING ACTIVITIES	241.195	240.310	205.843	101.585	140.390	99.410
Cash flows from investing activities						
Acquisitions of investments	-	-	-	(1.132)	-	-
Additions to property, plant and equipment/deferred charges	(49.477)	(71.122)	(51.207)	(24.349)	(46.906)	(25.029)
Proceeds from sale of permanent assets	7.046	43.896	43.896	4.696	4.961	4.961
NET CASH USED IN INVESTING ACTIVITIES	(42.431)	(27.226)	(7.311)	(20.785)	(41.945)	(20.068)
Cash flows from financing activities						
Loans and financings (amortization)	(9.256)	(24.868)	(9.165)	(2.084)	(28.103)	(1.967)
Income tax incentives	6.355	6.355	6.355	-	1.497	1.497
Purchases of treasury shares, net of sales	(15.872)	(15.872)	(15.872)	(58)	(58)	(58)
Payment of dividends and interest on capital	(68.690)	(68.834)	(68.690)	(32.140)	(32.797)	(32.140)
NET CASH USED IN FINANCING ACTIVITIES	(87.463)	(103.219)	(87.372)	(34.282)	(59.461)	(32.668)
Beginning balance of acquisition of indirect subsidiary	-	-	-	-	(5.493)	-
INCREASE IN CASH AND CASH EQUIVALENTS	111.301	109.865	111.161	46.518	33.491	46.674
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	183.064	189.646	183.230	136.546	156.155	136.556
CASH AND CASH EQUIVALENTS AT END OF YEAR	294.365	299.511	294.390	183.064	189.646	183.230

(*) Cash and cash equivalents refer to the accounts "Cash and banks" and "Temporary cash investments".

To the Shareholders and Management of
São Paulo Alpargatas S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of São Paulo Alpargatas S.A. and subsidiaries as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of São Paulo Alpargatas S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial position for the years then ended in conformity with Brazilian accounting practices.

4. The supplemental information, included in the statements of cash flows (according to Note 23 - Company and consolidated with Santista) for the years ended December 31, 2005 and 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 17, 2006

DELOITTE TOUCHE TOHMATSU
Independents Auditors
CRC n° 2 SP 011609/O-8

Edimar Facco
Engagement Partner
CRC n° 1 SP 138635/O-2

Deloitte.

BOARD OF AUDITOR'S STATEMENT

As per its legal attributes, on this date the Board of Auditors for São Paulo Alpargatas S.A. reviewed Management's Annual Report and Financial Statements, which include the Balance Sheet, Statement of Income, Statement of Changes in Financial Position and Notes to the Financial Statements for the period ended December 31, 2005. Based on an examination of the above-mentioned statement and on the Statement from the Independent Auditor – Deloitte Touche Tohmatsu – published on February 17, 2006 the Board hereby recommends that the statements be submitted for approval at the Annual Shareholders' Meeting.

São Paulo, February 17, 2006

Antonio Carlos da Silva

Fernando Dias Gomes

Gueber Lopes

Jorge Michael Lepeltier

José Ferraz Ferreira Filho

Administration

Board of Directors

Marcelo Pereira Malta de Araujo
Chairman

Carlos Pires Oliveira Dias

Eleazar de Carvalho Filho

Flavia Buarque de Almeida

José Édison Barros Franco

Silvio Tini de Araújo

Board of Auditors

Antonio Carlos da Silva

Fernando Dias Gomes

Gueber Lopes

Jorge Michel Lepeltier

José Ferraz Ferreira Filho

Executive Management

Márcio Luiz Simões Utsch
CEO

Antonio Carlos Boscatto
Auditing

Cícero Lopes de Barros Júnior
Industrial Textiles

Francisco Silvério Morales Cespede
CFO and Investor Relations

Gumercindo Corrêa de Almeida Moraes Neto
Sporting Goods

Ricardo Palmari
Sandals

Rui La Laina Porto
Communications and Media

Walter Jesus da Silva Filho
Business Development

Andrea Koschnitzki
Strategic Planning

José Antonio Ramos Prior
Procurement

Julio Maximiano Scudeler Neto
Human Resources

Maria Del Pilar Obando Guardia
Corporate Quality

Wanderley Concilio
Environmental, Health and Safety

Corporate Information

Investor Relations

Francisco Silvério Morales Cespede
cespede@alpargatas.com.br

José Sálvio Ferreira Moraes
jsalvio@alpargatas.com.br

Shareholder Services

Banco Itaú S.A.

Rua Boa Vista, 176 – 1° sub-solo

São Paulo – Brazil

Tel. (11) 3247-3139

www.itaucustodia.com.br

Independent Auditors

Deloitte Touche Tohmatsu

Edimar Facco

Partner

Stock Market

BOVESPA – São Paulo Stock Exchange

Ordinary shares: ALPA 3

Preferred shares: ALPA 4

Information Disclosure

Diário Oficial do Estado de São Paulo

Valor Econômico

http://ri.alpargatas.com.br

Headquarters

Rua Urussuí, 300

04542-903 – São Paulo – Brazil

Tel. (11) 3847-7211

Fax (11) 3847-7337

www.alpargatas.com.br

CNPJ 61.079.117/0001-05

State Inscription 110.246.411.113

Credits

Coordination

Rui La Laina Porto
Communications and Media

José Sálvio Ferreira Moraes
Investor Relations

Investor Relations Consultancy

Global RI

Text

Editora Contadino

English Version

Steve Yolen

Graphic Design

Adroitt Bernard

Illustrations

Paulo von Poser

Printing

Laborgraf

www.alpargatas.com.br